2/14

06019337

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Kawasaki Heavy Industries

*CURRENT ADDRESS

PROCESSED

DEC 20 2006

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04389 FISCAL YEAR 3-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 12/18/06



Kawasaki

Annual Report 2006

Year Ended March 31, 2006

KAWASAKI HEAVY INDUSTRIES, LTD.

Founded in 1878, Kawasaki Heavy Industries, Ltd. (KHI), is a leading global comprehensive manufacturer of transportation equipment and industrial goods. With a broad technological base that encompasses mastery of the land, sea, and air, the KHI Group manufactures ships, rolling stock, aircraft and jet engines, gas turbine power generators, refuse incinerators, industrial plants, steel structures, and a wide range of manufacturing equipment and systems. KHI also produces such world-famous consumer products as Kawasaki-brand motorcycles and Jet Ski® watercraft.

Contents

Cover: L20A gas turbine generator

Consolidated Financial Highlights

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
Years ended March 31

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
For the year:				
Net sales	¥1,322,487	¥1,241,592	¥1,160,252	$11,258,083
Operating income	41,795	24,744	22,250	355,793
Net income	16,467	11,479	6,333	140,180
Net cash provided by operating activities	45,761	71,422	42,811	389,555
Capital expenditures	41,724	29,692	41,502	355,189
Per share (in yen and U.S. dollars):				
Earnings per share—basic	¥11.2	¥7.9	¥4.4	$0.10
Earnings per share—diluted	9.4	6.8	4.2	0.08
Cash dividends	3.0	2.5	2.0	0.03
At year-end:				
Total assets	¥1,284,085	¥1,194,473	¥1,156,904	$10,931,174
Total shareholders' equity	237,588	201,465	190,175	2,022,542
Orders received and outstanding:				
Orders received during the fiscal year	¥1,351,631	¥1,301,845	¥1,226,728	$11,506,180
Order backlog at fiscal year-end	1,310,444	1,254,409	1,189,374	11,155,563

Note: All dollar figures herein refer to U.S. currency. Yen amounts have been translated, for convenience only, at ¥117.47 to US$1, the approximate rate of exchange at March 31, 2006.

Net Sales
(Billions of yen)


1,500
1,000
500
0
1,144.5
1,239.6
1,160.3
1,241.6
1,322.5
02
03
04
05
06

Net Income
(Billions of yen)


20
15
10
5
0
6.3
13.0
6.3
11.5
16.5
02
03
04
05
06

Total Shareholders' Equity
(Billions of yen)


250
200
150
100
50
0
167.7
174.6
190.2
201.5
237.6
02
03
04
05
06



Tadaharu Ohashi
President

Boosting Corporate Value by Taking Our Management Policy of "Quality Followed by Quantity" to New Levels

Performance in Fiscal 2006

The Japanese economy remained on an expansionary trend during fiscal 2006, ended March 31, 2006, propelled by growth in personal consumption and exports, as well as increases in private capital investment driven by an improvement in corporate earnings. Overseas, economic expansion also continued to be generally strong, especially in the United States and China, with the economies of Europe experiencing a recovery trend.

Nevertheless, the operating environment for the Kawasaki Heavy Industries (KHI) Group continued to present challenges. Lackluster conditions prevailed in the domestic public works market, and prices of raw materials, such as steel and crude oil, remained at high levels, while prices of more costly materials, such as aluminum and titanium, rose sharply and shortages emerged.

The KHI Group aggressively confronted the challenges and opportunities in the operating environment, successfully securing total orders of ¥1,351.6 billion, a level that exceeded that of the previous year by ¥49.8 billion, or 3.8%. Although orders reported by the Shipbuilding and Plant & Infrastructure Engineering segments were down from the previous year, the Rolling Stock & Construction Machinery and the Gas Turbines & Machinery segments posted increases in new orders. Turning to revenues, net sales rose ¥80.9 billion, or 6.5%, to ¥1,322.5 billion, mainly due to increased sales in the Aerospace and Consumer Products & Machinery segments.

Operating income climbed a substantial ¥17.1 billion, or 68.9%, to ¥41.8 billion. This improvement resulted from a combination of the positive effect of a weaker yen against the U.S. dollar, growth in the Aerospace and Consumer Products & Machinery segments, improvement in the performance of the Gas Turbines & Machinery segment, and other factors. Net income amounted to ¥16.5 billion, representing an increase of ¥5.0 billion, or 43.5% over the previous fiscal year.

Our basic policy is to ensure stable cash dividends for our shareholders while paying careful attention to increasing retained earnings with a view to strengthening and expanding our earnings power and business foundation for future growth. In view of this basic policy and after overall consideration of performance, the level of retained earnings, and other factors, we proposed and received approval from shareholders to increase the annual cash dividend for fiscal 2006 to ¥3.0 per share.

Basic Management Policies

The KHI Group defines its corporate mission as drawing fully on its broad base of advanced technologies to create new value by offering products that almost literally work modern-day wonders on land, at sea, and in the air while remaining true to its corporate philosophy of contributing to the development of societies around the world. Through these activities, the Group endeavors to enhance customer satisfaction and enhance its corporate value by offering its customers superior products and services that are differentiated by their technology and brand power. The ultimate goal of the Group's management strategies is to meet the expectations, first and foremost, of our shareholders as well as our customers, employees, and the communities we serve.

To respond to investors' expectations for profitability, we have adopted before-tax return on invested capital (ROIC), defined as earnings before interest and taxes (EBIT) divided by invested capital, as our measure of performance. To maximize ROIC, we are working to expand earnings while endeavoring to increase investment efficiency, with the goal of strengthening our financial position.

The current fiscal year, ending in March 2007, is the final year of an ongoing medium-term business plan that has the objectives of creating a high-margin earnings structure by reforming our business portfolio to respond effectively to changes in the operating environment and to achieve sustainable growth.

In implementing this medium-term plan, we are exercising selectivity and focus in the allocation of resources among our various businesses. We have selected the Aerospace, Consumer Products & Machinery, Rolling Stock, and Gas Turbines & Machinery businesses as core and developing businesses and are prioritizing investments in these areas with the goal of strengthening these businesses as key earnings generators. On the other hand, in view of growing international competition and stagnation in public works investment in Japan, we have positioned the Shipbuilding and Plant & Infrastructure Engineering businesses as businesses due for structural reform and are working to make the necessary realignments and improve profitability.

Throughout all our activities, based on our management policy of "Quality Followed by Quantity," we are working to enhance our earnings power by differentiating our products and services on the bases of technology and brand power and reforming our business model to expand the scope of our services to respond to needs over the full life cycles of our products.

Medium-Term Management Strategies

The Japanese economy is continuing to expand, but the operating environment for the KHI Group remains challenging. Specific negative issues we must confront include restraints in domestic public works investment, continuing high steel prices, price-hikes and short supplies of costly materials such as aluminum and titanium, and a rise in outsourcing and other costs that has accompanied the economic recovery. Amid this environment, the KHI Group is moving ahead steadily with various measures to further strengthen its earnings power and reform its business portfolio with the objectives of consolidating a stable earnings base and achieving sustainable growth.

To strengthen our earnings power, we have renewed our awareness that our technology generates earnings and are determined to reinforce our technological capabilities. We are working to enhance our product development activities and manufacturing technologies, with the goals of offering superior products and reducing costs. In addition, as many of our products vie for business in intensely competitive markets, we are endeavoring to improve the non-price competitiveness of products by offering items that meet latent client needs accurately. To this end, in all aspects of our activities, from planning to design, manufacturing, and the provision of after-sales service, we are bolstering our marketing activities to better offer products and services that are of true value to our customers.

In implementing reforms in our business portfolio, based on our policy of selectivity and concentration in allocating resources, we are clarifying the future objectives and vision of each of our businesses and focusing our corporate resources on those businesses and product areas that have future potential.

First, for those businesses we have positioned as core and developing sectors, we are implementing clearly focused strategies to strengthen performance. For the Consumer Products & Machinery business, we are working to increase product-competitiveness by creating stronger design systems at the global level that draw on the capabilities of subsidiaries and affiliates in Japan and overseas while actively introducing new models. In the Aerospace business, we are engaged in major projects that include the development of the next maritime patrol aircraft and the next transport aircraft under contracts from the Japan Defense Agency

(JDA) as well as the development and production of the Boeing 787. Within the Rolling Stock business, we are strengthening our operational systems for our three major markets of Japan, North America, and Asia. In the Gas Turbines & Machinery business, we are expanding our facilities for developing and manufacturing jet aircraft engines to meet expansion in demand from private aircraft producers.

For those businesses we have positioned for structural realignment, namely Shipbuilding and Plant & Infrastructure Engineering, we have engaged in drastic reforms over the past few years. As part of these activities, we decided to make the environmental plant business in the Plant & Infrastructure Engineering segment into a subsidiary in October 2006. The new company is expected to increase the management flexibility of its operations, and measures to streamline its activities are expected to improve its business position. Along with these initiatives, efforts will focus on upgrading technological capabilities by concentrating and steadily improving the cost-competitiveness of core technologies with the goal of facilitating future growth. In the steel structures business, which is part of the Plant & Infrastructure Engineering segment, we will implement further measures to streamline operations and adopt a policy of employing the Harima Works as the production center for large-scale structures for the KHI Group as a whole. The Shipbuilding business, which became the Group's first subsidiary under the current medium-term plan, is now making steady strides in its operations and is working to expand the production capacity of its affiliated company in China.

Emphasis on Compliance

The compliance of all management and staff with relevant laws and regulations is a key assumption underlying all our activities. Having prepared internal rules and regulations regarding corporate ethics, the KHI Group has begun to conduct training programs for management and staff and has distributed compliance-related guidebooks. Along with this, the Group has formed committees in each of its organizational units to take the initiative in promoting the self-assessment and verification of compliance and is working to make all personnel fully aware of the laws and regulations they must obey. Going forward, activities will continue to promote awareness and understanding of compliance to ensure that personnel will act with full awareness "that ethical behavior on the part of each and every employee is key to protecting and building the value of the Kawasaki brand."

The KHI Group is steadily implementing various policies to strengthen profitability in all its business activities and reform its business portfolio, with the objective of enhancing its corporate value. We would like to take this opportunity to ask you, our shareholders, for your renewed support and cooperation.

June 2006

T. Ohashi

Tadaharu Ohashi
President





C-X static test plane



TRENT 1000 engine

Q: What development projects does Kawasaki have ongoing at present?

Major projects include the **P-X**, the next maritime patrol aircraft, and the **C-X**, the next transport aircraft for the JDA. We are developing these two aircraft simultaneously under a total JDA budget of ¥340 billion, thus making this the largest aircraft development project in Japan. KHI was selected as the prime contractor for the development of the P-X and C-X by the JDA in 2001 and we are coordinating the activities of a large number of other companies that are participating in the project. At present, related work is proceeding smoothly, with the target date for the first test flight set for 2007. In the aircraft industry, where suppliers range from companies providing machined parts and sheet metal parts to those supplying sophisticated electronic components, composite materials, and IT, these development projects require a high level of integration capabilities. Bringing these projects to successful completion will be quite significant for KHI as the prime contractor as they will enhance our technological capabilities substantially.

Also in the aerospace area, we are participating in joint development with the Boeing Company on the next-generation Boeing 787 passenger aircraft. Advanced composite materials are being used extensively in the 787's fuselage, which will be manufactured using an innovative single-piece

The Kawasaki Brand: Supported by Confidence in the Company's Technology

barrel laminating process. These and other features of the 787 are expected to render its development an epoch-making event in aviation history. KHI is responsible for major components of the 787, including the forward fuselage, which will be made entirely of composite materials.

Moreover, we are participating as a risk- and revenue-sharing partner with Rolls-Royce plc in the development and production of the state-of-the-art **TRENT 1000** jet engine, which will power the Boeing 787. We are responsible for the design, manufacture, and assembly of the entire intermediate pressure compression (IPC) module, which will be one of the eight main modules in the TRENT 1000.

In addition to these aerospace projects, in our rolling stock business we are principal participating members in two high-speed train car development projects. The first of these is the series **N700** Shinkansen train car, which was developed jointly by Central Japan Railway Company (JR Central) and West Japan Railway Company (JR West), and is scheduled to begin service on the Tokaido and Sanyo Shinkansen in 2007. The other is the **FASTECH 360**, an experimental car for the Shinkansen for East Japan Railway Company (JR East) that is being developed with a technical target of attaining an operating speed of 360 kilometers per hour. For both these projects, KHI has contributed to the attainment of higher speeds through the design of the nose configuration, development of control technology, and work in other areas.

As these examples suggest, we have been actively engaged in major development projects in recent years, and the number of instances where we are playing a major role is increasing. We are proud that the technological capabilities KHI has developed over its many years of history and based on its extensive experience are being highly recognized both in Japan and overseas.



Series N700 Shinkansen train



FASTECH 360



Q: *What initiatives is Kawasaki taking in its motorcycle development activities?*

In recent years, we have increased the number of R&D personnel and worked to enhance our R&D capabilities with the aim of building on and further developing the style and look of power that Kawasaki motorcycles are known for. Also, in April 2006, we reorganized the Research & Development Division of the Consumer Products & Machinery Company and are implementing initiatives to strengthen our comprehensive development capabilities, including basic research functions. Moreover, to respond to market needs, we are continuing to bolster our development capabilities in the United States and Asia. Reflecting the desires of the many fans of Kawasaki brand motorcycles, our motorcycles must be differentiated by their high quality and performance, and our product line focuses mainly on sport and large supersport models. In 2006, we introduced a new flagship model, the **ZZR1400** (Ninja ZX-14 in the United States), which was highly acclaimed. Going forward, we want to develop models that are true to the Kawasaki brand image while being even more responsive to emissions regulations and other environmental policies.



ZZR1400

Q: *Could your give us a summary of the R&D systems of the KHI Group?*

KHI's Corporate Technology Division, which is Groupwide in scope, is responsible for basic technologies and systems technologies, while product development and revamping projects are conducted by the R&D departments located within the in-house companies and Group subsidiaries. To encourage joint efforts among R&D units, we have adopted a matrix management approach for R&D across the divisions of the Group. The Corporate Technology Division provides support for the product development and revamping projects of the in-house companies

and subsidiaries by forming ad hoc task forces comprising specialists in the requisite component technologies. Looking ahead, based on the fundamental principle that technology is the source of earnings, we are working to strengthen teamwork between the Corporate Technology Division and business units and improve the effectiveness of our matrix management approach while proactively committing resources to the reinforcement of our capabilities for product R&D as well as the development of production technologies.

Q: Going forward, what areas do you plan to reinforce in your R&D activities?

We have a wide range of products, but in all areas we would like to put emphasis on R&D that contributes to environmental compatibility. Of course, we intend to pursue themes that are common to various manufacturing areas, for example, increasing the speed of transportation equipment, such as rolling stock, and improving the sophistication and performance of our products and systems, for example, industrial robots. However, in line with the trends toward an environment- and user-friendly society, two of the prominent trends in R&D in recent years have been lowering the burden on the environment and improving energy efficiency.

For example, in recent years we have developed and have been working to commercialize **nickel-metal hydride Gigacell batteries** that feature both high capacity and high output. These batteries will contribute to the reliability and safety of electric power generation systems by supplementing supplies of power coming from wind power and solar power generation systems as well as adjusting for microgrid demand. These batteries do not contain harmful substances and have been designed with specifications that make them easy to recover and recycle.



Nickel-metal hydride Gigacell batteries



Next-generation light rail vehicle SWIMO

In addition, KHI is developing the **SWIMO**, a next-generation light rail vehicle (LRV) that uses Gigacell batteries as an auxiliary power source. LRVs are barrier-free electric rail vehicles, with door sills that are only a small step up from the rail platform. Many potential users around the world are considering the introduction of LRVs in municipal transportation systems. The use of Gigacell batteries as an auxiliary power source for these LRVs will improve their energy efficiency and eliminate the need for overhead power lines along some sections of rail lines.



One of the areas where KHI is obtaining good R&D results recently has been the development of **containers for liquid hydrogen**. Hydrogen is expected to be the ultimate form of clean energy when it comes into wider use in fuel cell vehicles and power generation facilities. With the increased use of hydrogen, demand for transporting liquid hydrogen will increase, and KHI plans to develop large-scale containers for transporting hydrogen by rail and ship.



Humanitarian demining system BULLDOG (top: MINEDOG detection vehicle, above: MINEBULL clearance vehicle)

In other areas, we plan to move forward with R&D to increase the efficiency of gas turbines for electric power generation, to develop technologies for converting waste materials into usable resources, and to improve the environmental performance of motorcycles and construction machinery.

Q: I understand that Kawasaki has developed the humanitarian demining system BULLDOG. Are you making progress toward the practical application of this system?

A: The **BULLDOG system** comprises a mine detection vehicle, a mine clearance vehicle, and related remote control equipment. We tested the system in Afghanistan from 2004 through 2005. The system proved to be highly reliable in Afghanistan, detecting all actual (non-decoy) mines and removing 100% of them safely. An important feature of the BULLDOG system is the safety provided the operator through the use of

remote control systems. Tests of the system are scheduled in Cambodia between August and December this year and we are working to develop a system that is suited to the soil, terrain, vegetation, and other features of the Cambodian region. The number of land mines planted in various parts of the world is estimated at more than 100 million; when the BULLDOG system is introduced for practical use, the efficiency of removing these will improve dramatically. As I mentioned, although the BULLDOG system may not seem to be related to "environmental preservation" in the usual sense, it is nevertheless expected to contribute to improving the safety and quality of the earth's environment.


New liquid hydrogen container

Based on KHI's corporate mission of "contributing to society by creating new value through the application of cutting-edge technology on land, at sea, and in the air," we intend not only to make our business of offering ever-improving products to society successful but also to fulfill our corporate social responsibilities. By focusing on our core businesses, we will, in fact, be contributing to the preservation of the environment and to society. This is the dream, and the hope, that we have—to be acknowledged as a company working in basic industries that serves the needs of Japan and the rest of the world.



Business Results

Thanks to firm conditions in the world shipping market, demand for newbuildings during fiscal 2006 remained strong and ship order prices were relatively high. As a result of securing orders for three LNG carriers, one LPG carrier, one VLCC, 10 bulk carriers, and one submarine, for a total of 16 vessels, total orders amounted to ¥128.3 billion. Although this figure was ¥27.5 billion, or 17.7%, lower than in the previous fiscal year, the level of orders significantly exceeded sales, resulting in an increase in the backlog of ships on order.

Sales for the fiscal year rose ¥22.6 billion, or 26.0%, to ¥109.7 billion, because of increased sales of newbuildings, but the segment reported an operating loss of ¥1.7 billion because of the adverse effect of higher material costs. During fiscal 2006, the Shipbuilding segment delivered two LNG carriers, two VLCCs, seven bulk carriers, and one submarine for a total of 12 vessels.

Outlook

In 1981, Kawasaki Shipbuilding Corporation, which is the core company of this segment, delivered the first LNG carrier built in Japan. Since then, the Shipbuilding segment has delivered many vessels to customers in Japan and overseas and has built a strong position in the LNG carrier field. LNG is drawing attention globally as a clean source of energy, and demand is rising rapidly around the world. As a consequence, continued robust demand for LNG carriers is expected in the years ahead. Kawasaki Shipbuilding manufactures a wide-ranging line of LNG carriers, from small carriers with cargo tank capacities of 19,000m³ to large carriers with capacities of up to 153,000m³. In addition, Kawasaki Shipbuilding produces a pressure buildup type LNG carrier for smaller LNG transportation projects in Japan that was developed originally by Kawasaki. Looking ahead, plans call for the continued expansion of the LNG carrier business through ongoing efforts to win even greater customer trust and confidence by making improvements in performance and quality.

In addition, Nantong Cosco KHI Ship Engineering Co., Ltd. (NACKS), which Kawasaki Shipbuilding established as a joint venture with China Ocean Shipping (Group) Company in 1996, marked its tenth anniversary in the previous fiscal year and in fiscal 2006 delivered two pure car carriers with a capacity of 5,000 vehicles each and seven bulk carriers, for a total of nine vessels. NACKS has already become one of the leading shipbuilding companies in China.

The rapid growth in the volume of shipping to and from China in recent years has played a major role in bringing high levels of business activity in the shipping and shipbuilding industries. Going forward, as economic growth continues in China, demand for shipbuilding for Chinese customers is expected to remain strong. To meet this robust demand, NACKS has begun construction on its second expansion phase. This increased shipbuilding capacity is expected to go into operation in 2008 and result in a doubling of revenues and net income.

Kawasaki Shipbuilding and its group of companies, including NACKS, are working to enhance their technologies related to ship design, construction, and quality assurance to strengthen their international competitiveness from the perspectives of both quality and cost and thereby ensure their sustained development into the future.

Shipbuilding

Percentage of Net Sales


8.3%

Sales
(Millions of yen)


120,000
100,000
80,000
60,000
40,000
20,000
0
92,478
105,458
94,939
87,081
109,697
02
03
04
05
06

Orders Received
(Millions of yen)


200,000
150,000
100,000
50,000
0
106,106
110,926
123,756
155,832
128,323
02
03
04
05
06

Order Backlog
(Millions of yen)


300,000
250,000
200,000
150,000
100,000
50,000
0
194,275
173,304
193,705
263,707
289,227
02
03
04
05
06



Main Products

- LNG carriers
- LPG carriers
- Container ships
- VLCCs (Very Large Crude Carriers) and other types of tankers
- Bulk carriers
- High-speed vessels
- Submarines
- Maritime application equipment


KATSURAGISAN

Above: LNG Carrier *NIZWA LNG*

Right: VLCC *KATSURAGISAN*

Business Results

In fiscal 2006, demand for rolling stock, this segment's core business, was strong, especially in North America and Asia outside Japan, while demand for construction machinery expanded in the U.S. market. Orders expanded on the strength of large contracts for commuter train cars in North America and other orders from overseas. Overall, orders for the segment were up ¥24.8 billion, or 13.9%, to ¥203.2 billion. Sales decreased ¥3.4 billion, or 2.0%, to ¥168.3 billion, despite deliveries to overseas customers, including of train cars for the Taiwan High Speed Rail Corporation. Operating income, however, rose ¥1.1 billion, or 13.6%, from the previous fiscal year, to ¥8.8 billion, owing to improvement in the profitability of the construction machinery business.

Outlook

Performance in the rolling stock business, especially in the North American and Asian markets, continued to be robust. Major new orders in fiscal 2006 included orders for 340 new-type commuter train cars from the Port Authority Trans-Hudson Corporation in the U.S., train cars for a new railway access for Chiang Kai Shek International Airport in Taiwan, and train cars to increase running speed on existing lines in China. In production activities, major milestones in fiscal 2006 included the completion of train car deliveries for the Taiwan High Speed Rail Corporation. Also, at present, full-scale production is under way for subway cars driven by linear induction motors for use in Guangzhou, China, which will be the fastest subway cars in the world, with speeds up to 90 km/h. Work is also ongoing on subway cars for the Department of Rapid Transit Systems of the Taipei City Government, and on R160 type subway cars for the New York City Transit Authority.

In the United States, rail transportation is being reevaluated as an environment-friendly and safe choice, and, along with the trend toward improving the infrastructure in China and other parts of Asia, demand for train cars is expected to continue to be strong in these areas.

On the other hand, even in Japan, new types of train cars are being developed for Shinkansen and conventional lines for the Japan Railways Group as well as for other public and private railways. As Japan's largest manufacturer of rolling stock, KHI is participating in a range of such projects and is playing a leading role in rolling stock development. Along with the commencement of full-scale production of these new train cars and other developments, we believe we can look forward to stable replacement demand in Japan in the years to come.

KHI is responding aggressively to demand both in Japan and overseas and is proceeding with measures to substantially increase its global presence and to take its place as a leading international supplier of rolling stock.

In the construction machinery business, we are concentrating on the development of environment-friendly products, focusing especially on sales of our V Series wheel loaders, which have an established reputation for torque, in the United States, the Middle East, and Africa.

Rolling Stock & Construction Machinery

Note: The name of this segment was changed to Rolling Stock & Construction Machinery in fiscal 2006 following the transfer of the crushing plant business to EarthTechnica Co., Ltd., an affiliate accounted for by the equity method.

Percentage of Net Sales



12.7%

Sales
(Millions of yen)



200,000
150,000
100,000
50,000
0
121,780
164,774
120,597
171,731
168,306
02
03
04
05
06

Orders Received
(Millions of yen)



250,000
200,000
150,000
100,000
50,000
0
82,584
176,693
153,399
178,369
203,165
02
03
04
05
06

Order Backlog
(Millions of yen)



400,000
300,000
200,000
100,000
0
272,642
273,563
294,017
300,837
346,310
02
03
04
05
06





Main Products

- Electric train cars (including for Shinkansen bullet trains)
- Electric and diesel locomotives
- Passenger coaches
- Integrated transit systems
- Monorail cars
- Platform screen doors
- Wheel loaders

Above: R160 next-generation subway cars for the New York City Transit Authority

Right: Subway cars driven by linear induction motors in Guangzhou, China

Business Results

Orders in the Aerospace segment rose ¥14.6 billion, or 6.8%, to ¥229.3 billion, mainly on the strength of increased demand from the private sector, especially with regard to orders for component parts for the Boeing 777 commercial aircraft. This segment's sales rose ¥30.3 billion, or 16.1%, to ¥218.5 billion, as a result of increased revenues from the development of the P-X, the next maritime patrol aircraft, and the C-X, the next transport aircraft, for the JDA and deliveries of component parts for the Boeing 777 aircraft. Operating income rose ¥3.6 billion, or 59.4%, to ¥9.7 billion, along with the rise in sales.

Outlook

The market for commercial aircraft, which had been lackluster following the series of terrorist attacks in the United States, is showing rapid recovery along with the recent expansion in the world economy. In addition, this segment has two major projects under way for the JDA and other projects for the private sector. Going forward, the improvement in conditions in the commercial aircraft market and progress in major projects is expected to bring further growth in KHI's aerospace activities.

In our defense business activities, where we are playing a key role as the prime contractor in the JDA project for the development of the P-X and the C-X, we delivered a C-X static test plane during the fiscal year under review. At present, we are proceeding with the assembly of a P-X static test plane, and C-X and P-X flight test planes. In addition, KHI has been designated by the JDA as the primary contractor for the MCH-101 helicopter, to be used for Airborne Mine Countermeasures (AMCM) missions and transportation, and the CH-101 helicopter for Antarctic transportation. As part of our manufacturing of these helicopters under license, we delivered the first MCH-101 helicopter in March 2006. At present, work is ongoing on the second MCH-101 helicopter and the first CH-101 helicopter.

In the commercial aircraft field, we are working jointly on the development of the Boeing 787 passenger aircraft. We have completed a new plant exclusively for the 787 in KHI's Nagoya Works 1, and it went into operation in July 2006. Orders for the 787 are quite strong and, at present, development is moving forward, with the first test flight scheduled for 2007. On the other hand, having reviewed the allocation of KHI's resources in the area of commercial aircraft—which is enjoying continued favorable conditions—we transferred a portion of the manufacturing associated with the Embraer 190, now being developed jointly with Empresa Brasileira de Aeronáutica S.A. (Embraer) of Brazil, to that company.

By successfully carrying out these major development projects, which are ongoing simultaneously in the Aerospace segment, we intend to continue to drive toward the further development of these business operations.

Aerospace

Percentage of Net Sales


16.5%

Sales
(Millions of yen)


250,000
200,000
150,000
100,000
50,000
0
161,072
154,848
173,783
188,255
218,533
02
03
04
05
06

Orders Received
(Millions of yen)


250,000
200,000
150,000
100,000
50,000
0
151,641
163,023
216,201
214,702
229,257
02
03
04
05
06

Order Backlog
(Millions of yen)


320,000
240,000
160,000
80,000
0
195,447
208,410
260,321
287,441
301,599
02
03
04
05
06





Main Products

- CH-47, OH-1, and BK117 helicopters
- Component parts for the Boeing 777 and 767 passenger airplanes
- Component parts for the Embraer 170 and 190 jet aircraft
- Missiles
- Electronic equipment
- Space equipment

Above: Boeing 787 Dreamliner

Right: MCH-101 helicopter to be used for AMCM missions and transportation

Business Results

Orders received by this segment rose ¥25.4 billion, or 15.6%, from the previous fiscal year, to ¥188.1 billion for the fiscal year under review, owing to increased orders for component parts for the TRENT and other commercial aircraft engines. The segment posted a sales gain of ¥20.1 billion, or 14.2%, rising to ¥161.4 billion, reflecting an increase in sales of component parts for commercial aircraft engines. Operating income rebounded ¥4.1 billion, or 153.8%, to ¥6.8 billion, due to increased sales and reduced start-up costs for a new type of gas turbine.

Outlook

In the gas turbine business, we have received orders for our cutting-edge high-efficiency gas turbine generator, the L20A—developed based on proprietary KHI technology in Japan—for five units in Japan and three units for overseas installations since its debut in 2004 through March 31, 2006, bringing the total to eight. Demand for gas turbines is expected to rise going forward because they are optimal environment-friendly power sources with high overall heat efficiency that helps prevent global warming and reduces the load on the environment. KHI is drawing on its strengths as the developer of small and medium-sized gas turbines, including the L20A, and is strengthening its capabilities for offering comprehensive proposals to potential customers for service and maintenance. Therefore, KHI will continue to work to expand its business activities in this field.

In the jet engine business, which is one mainstay of our gas turbine operations, we have two major new projects in progress for the defense and commercial aircraft sectors. In the defense area, we began the production of RTM322-KHI-02/8 engines for the new EH101 helicopters under license. In the private-sector area, KHI is participating as a risk- and revenue-sharing partner with Rolls-Royce in the development and production of the state-of-the-art TRENT 1000 jet engine. Currently under development, the TRENT 1000 has been chosen to power Boeing's new 787 passenger aircraft now in the development phase, and we have received a large number of orders for it. In the jet aircraft engine field, along with the ongoing TRENT 1000 program, we anticipate continued expansion in demand for existing commercial aircraft engines. Accordingly, we are working to strengthen our production base through an active program of capital investment.

In addition, our machinery business within this segment manufactures steam turbine engines for LNG carriers and diesel engines and propellers for ships as well as a wide range of other marine equipment and systems. On the other hand, KHI's machinery for land use includes steam turbines for independent power generation, natural gas compression modules, wind tunnel equipment, tunnel ventilation equipment, and a range of other items. In the machinery business, we plan to continue to strengthen our market positions, focusing especially on equipment for ships, where new orders are continuing at a high level, and on energy and environmental plant equipment, where growth is expected, including in demand for steam turbines for power generation and natural gas compression modules.

Gas Turbines & Machinery

Percentage of Net Sales


12.2%

Sales
(Millions of yen)


200,000
150,000
100,000
50,000
0
145,651
150,766
136,468
141,366
161,431
02
03
04
05
06

Orders Received
(Millions of yen)


200,000
150,000
100,000
50,000
0
133,467
132,989
129,987
162,700
188,068
02
03
04
05
06

Order Backlog
(Millions of yen)


200,000
150,000
100,000
50,000
0
191,947
160,874
140,327
163,440
195,108
02
03
04
05
06



Main Products

- Jet engines
- Small and medium-sized gas turbine generators
- Gas turbine cogeneration systems
- Gas turbines for naval vessels
- Steam turbines for marine and industrial applications
- Diesel engines and marine propulsion systems
- Aerodynamic machinery



Above: Combined-cycle power plant utilizing L20A gas turbine generators at the Chiba Mihama Power Generation Project

Right: Kawasaki-MAN B&W 12K98ME electrically controlled diesel engine for marine use

Business Results

Orders in the Plant & Infrastructure Engineering segment decreased a substantial ¥29.1 billion, or 23.0%, from the previous fiscal year, to ¥97.3 billion. This was primarily due to a decline in major orders in the industrial and environmental plant businesses and the Company's policy of accepting orders on a selective basis. Sales were down ¥26.5 billion, or 13.9%, to ¥164.5 billion, because of the decline in sales of large-scale industrial plants for overseas customers and other factors. Despite the segment making a provision for losses on uncompleted construction contracts related to environmental plants in the domestic market, the operating loss for the fiscal year decreased ¥6.0 billion, amounting to ¥8.5 billion, mainly owing to smaller losses in the industrial plant business.

Outlook

The segment's industrial plant business was set up as a wholly owned subsidiary, Kawasaki Plant Systems, Ltd. (K Plant), in April 2005. In fiscal 2006, K Plant received an order from Anhui Conch Cement Company Limited, China's largest cement manufacturer and a member of the Anhui Conch Group, for waste heat recovery power generation systems with a total output of 200,000 kW. In addition, K Plant delivered two large-scale flue gas desulfurization systems for Hebei Guohua Dingzhou Power Plant in Dingzhou, Hebei Province, China. Going forward, K Plant will focus on the development and sale of facilities that contribute to increasing energy efficiency while reducing the load on and protecting the environment. In addition to industrial plants, which we have focused on thus far, these facilities will include waste heat recovery boilers for cement plants and flue gas desulfurization facilities.

Operating conditions for the environmental plant and steel structures businesses continue to be extremely difficult due to the prolonged shrinkage in public works spending in Japan. For this reason, we decided to set up the environmental plant business as a wholly owned subsidiary in October 2006. This realignment will allow the business to operate flexibly and manage its activities more efficiently and thereby strengthen its operating position and cost-competitiveness. In fiscal 2006, the environmental plant business delivered a highly efficient stoker-type refuse incineration and power generation plant for Fukuoka Clean Energy Co., Ltd. The state-of-the-art power plant is capable of processing 900 tons of refuse daily and measures to reduce dioxin emissions in exhaust gases, ash, and water are being stringently implemented. As a separate company, the environmental plant business will work to contribute to preventing global warming and creating a recycling society by continuing to focus on the development of its core technologies, including those for the reuse of refuse as resources and the effective use of waste heat in the refuse incineration process.

The steel structures business is aiming to build a business structure that is not excessively dependent on public works projects. As part of related activities, the business is strengthening its position in the LNG tank and other energy-related areas. In February 2006, the steel structures business received an order for a large-scale LNG terminal with a storage capacity of 180,000m^3.

Plant & Infrastructure Engineering

Percentage of Net Sales


12.4%

Sales
(Millions of yen)


250,000
200,000
150,000
100,000
50,000
0
220,605
219,092
191,412
191,012
164,506
02
03
04
05
06

Orders Received
(Millions of yen)


250,000
200,000
150,000
100,000
50,000
0
160,143
208,268
156,145
126,403
97,332
02
03
04
05
06

Order Backlog
(Millions of yen)


400,000
300,000
200,000
100,000
0
347,496
327,911
273,837
210,160
144,147
02
03
04
05
06



Main Products

- Steelmaking, cement, chemical, and other industrial plants
- Power plants
- Municipal refuse incineration plants
- Steel bridges
- LNG and LPG tanks
- Shield machines and tunnel boring machines
- Wind power generation systems



Above: Large-scale flue gas desulfurization systems at Hebei Guohua Dingzhou Power Plant

Right: Stoker-type refuse incineration and power generation plant for Fukuoka Clean Energy Co., Ltd.

Business Results

Sales by the Consumer Products & Machinery segment in the fiscal year under review rose ¥28.5 billion, or 8.4%, to ¥367.0 billion, boosted by higher sales of motorcycles in North America and Europe as well as increased revenues from sales of industrial robots in Japan. Worldwide sales of motorcycles, ATVs (all-terrain vehicles), utility vehicles, and Jet Ski® watercraft amounted to 528,000 units, 13,000 units, or 2.6%, lower than in the previous fiscal year. By geographical area, sales in Japan amounted to 26,000 units, down 10,000 units, or 27.8%. Sales in North America, however, rose 23,000 units, or 10.6%, to 240,000 units, and sales in Europe were up 9,000 units, or 11.4%, to 88,000 units. Sales in all other areas were up 35,000 units, or 16.7%, to 174,000 units. Operating income expanded ¥3.2 billion, or 19.1%, to ¥19.9 billion.

New Models

A number of new models were introduced in fiscal 2006, including those discussed below:

In the motorcycle business, we introduced the ZZR1400 (Ninja ZX-14 in the United States), Kawasaki's image leader, and, in the large supersport class, the Ninja ZX-10R, which was designed to be No. 1 on the circuit. Among medium-sized motorcycles, we began marketing the ER-6n, a lightweight sport model that has won high acclaim in the European market and the ER-6f, a variation model equipped with a full fairing. For the Japanese market, we commenced sales of the W400, a sport model featuring a simple yet elegant look that suggests top quality. In the cruiser category, we introduced the Vulcan 900 Classic, which offers "big bike" styling and top-level riding performance. For the motocross category, we introduced the KX450F, which is the first four-stroke engine model in its class for Kawasaki.

Within the Jet Ski® watercraft series, we reintroduced the Jet Ski X-2 in the Japanese market—featuring a fixed-mounted handle bar—bringing it back for the first time in 10 years.

Outlook

The segment is forecasting further growth in the total number of motorcycles, ATVs, utility vehicles, and personal watercraft sold, principally in North America and Europe, in fiscal 2007. The segment will continue to work to build the Kawasaki brand and expand its business activities by substantially strengthening its product development capabilities and improving the environmental compatibility of its products while continuing to introduce new models with attractive features tailored to individual markets. In the industrial robot area, where the demand outlook has improved, the segment has adopted a policy of investing corporate resources in additional production capacity.

Consumer Products & Machinery

Percentage of Net Sales


27.8%

Sales
(Millions of yen)


400,000
300,000
200,000
100,000
0
281,207
318,025
318,325
338,450
366,960
02
03
04
05
06


Kawasaki


Kawasaki

Main Products

- Motorcycles
- ATVs
- Jet Ski® watercraft
- General-purpose gasoline engines
- Brush cutters
- Transmissions
- Industrial robots

Above: ZZR1400

Right: Brute Force 750 4x4i

Business Results

Sales in the Other segment rose ¥9.4 billion, or 7.6%, to ¥133.1 billion, boosted by continued robust sales of hydraulic machinery to customers in China. Operating income expanded ¥1.6 billion, or 32.8%, to ¥6.7 billion.

Outlook

Kawasaki Precision Machinery Ltd. (KPM), which manufactures and sells hydraulic machinery, the core product of this segment, continued to report favorable performance in its construction machinery business in the United States and Asia outside Japan as well as in its business for ship machinery. Currently, KPM is working to upgrade its manufacturing and marketing systems in overseas markets.

In the United States, where sales of products for construction machinery continue to be strong, KPM established Kawasaki Precision Machinery (U.S.A.), Inc., a sales company, in Michigan in January 2006. Going forward, KPM and its new U.S. subsidiary plan to focus on accelerating management decision making, achieving a more efficient allocation of resources, strengthening sales and service systems, and developing a broader customer base as well as new business activities in the United States.

Also, in China, conditions in the construction machinery market are expected to continue to be firm, and KPM is planning to begin operations at a new manufacturing company, Kawasaki Precision Machinery (China) Ltd., in August 2006.

In addition, in Korea, demand for ship machinery is forecast to remain robust going forward, supported by an active market for shipbuilding. To meet this demand, KPM's subsidiary Flutek Ltd., completed its new Uiryeong Plant for the production of electric hydraulic steering gears. Looking ahead, this new facility is expected to play a major role as a production base for these products, along with KPM's headquarters plant in Kobe, Japan.

As a result of these steps to expand its overseas network, KPM is moving to establish a global system with five centers; with KPM's Kobe headquarters plant at its core, the system comprises Kawasaki Precision Machinery (U.K.) Limited, a manufacturing and sales subsidiary in the United Kingdom, KPM (U.S.A.), Flutek in Korea, and KPM (China). Through this system, the KPM group will be much better positioned to respond to customer needs around the world as well as develop and offer high-quality, high-performance products. Along with these activities, the KPM group is working to improve overall customer satisfaction by upgrading its after-sales service and other capabilities and comprehensively expanding its hydraulic products business.

Other

Percentage of Net Sales


10.1%

Sales
(Millions of yen)


150,000
100,000
50,000
0
121,741
126,635
124,728
123,697
133,054
02
03
04
05
06

Orders Received
(Millions of yen)


150,000
100,000
50,000
0
119,623
117,525
128,915
125,389
138,526
02
03
04
05
06

Order Backlog
(Millions of yen)


40,000
30,000
20,000
10,000
0
38,632
31,501
27,167
28,824
34,053
02
03
04
05
06



Main Products

- Industrial hydraulic products



bove: Hydraulic products for onstruction machinery use

ight: Uiryeong Plant, Flutek Ltd.

Six-Year Summary

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
Years ended March 31

	Millions of yen					
	2006	2005	2004	2003	2002	2001
Operating results:						
Net sales	**¥1,322,487**	¥1,241,592	¥1,160,252	¥1,239,598	¥1,144,534	¥1,060,479
Cost of sales	**1,148,547**	1,088,219	998,416	1,069,341	977,875	924,522
Gross profit	**173,940**	153,373	161,836	170,257	166,659	135,957
Selling, general and administrative expenses	**132,145**	128,629	139,586	139,714	135,348	131,497
Operating income	**41,795**	24,744	22,250	30,543	31,311	4,460
Net income (loss)	**16,467**	11,479	6,333	13,022	6,282	(10,320)
Capital expenditures	**41,724**	29,692	41,502	35,165	33,132	32,687
Depreciation and amortization	**30,551**	31,555	32,590	31,595	31,998	33,303
R&D expenses	**27,040**	13,183	14,741	15,494	16,549	17,548
Financial position at year-end:						
Working capital	**¥ 113,240**	¥ 138,523	¥ 121,941	¥ 137,771	¥ 150,114	¥ 148,577
Net property, plant and equipment	**246,219**	243,166	248,922	234,352	241,517	241,893
Total assets	**1,284,085**	1,194,473	1,156,904	1,149,161	1,255,075	1,247,472
Long-term debt, less current portion	**157,057**	207,279	210,819	226,936	248,170	270,605
Total shareholders' equity	**237,588**	201,465	190,175	174,585	167,731	164,081
Per share amounts (yen):						
Earnings (loss) per share—basic	**¥ 11.2**	¥ 7.9	¥ 4.4	¥ 9.3	¥ 4.5	¥ (7.4)
Earnings per share—diluted	**9.4**	6.8	4.2	8.8	4.4	—
Cash dividends	**3.0**	2.5	2.0	2.0	—	—
Shareholders' equity	**152.5**	139.7	131.8	125.6	120.6	118.0
Other data:						
Number of shares issued (millions)	**1,558**	1,443	1,443	1,391	1,391	1,391
Number of employees	**28,922**	28,682	29,306	28,642	28,936	29,162
Orders received	**¥1,351,631**	¥1,301,845	¥1,226,728	¥1,227,449	¥1,034,771	¥1,273,686
Order backlog	**1,310,444**	1,254,409	1,189,374	1,175,563	1,240,439	1,320,894

OVERVIEW

During fiscal 2006, ended March 31, 2006, the Japanese economy remained on an upward trend supported by increases in personal consumption and exports as well as growth in private capital investment propelled by expansion in corporate earnings. Overseas as well, economic conditions remained generally strong as growth continued, especially in the United States and China, and the economies of Europe showed further recovery.

Notwithstanding these generally favorable economic conditions, the operating environment for the Kawasaki Heavy Industries Group (the KHI Group, or the Company) continued to present challenges. Factors responsible for this included persisting weakness in public works investment in Japan and high prices of steel and crude oil as well as rapid price increases and shortages of high-quality materials, such as aluminum and titanium.

Amid this operating environment, the KHI Group implemented an active program of marketing activities. As a consequence, although orders in the Shipbuilding and Plant & Infrastructure Engineering segments declined, orders in the Rolling Stock & Construction Machinery segment as well as the Gas Turbines & Machinery segment rose, resulting in an overall increase in consolidated orders of ¥49.8 billion, or 3.8%, to ¥1,351.6 billion. Turning to revenues, net sales rose ¥80.9 billion, or 6.5%, to ¥1,322.5 billion, mainly due to increased sales in the Aerospace and Consumer Products & Machinery segments.

Profitwise, as a result of the strengthening of the U.S. dollar against the Japanese yen, growth in the Aerospace and Consumer Products & Machinery segments, and improvement in the Gas Turbines & Machinery segment, operating income climbed ¥17.1 billion, or 68.9%, to ¥41.8 billion. Non-operating income and expenses included a gain on contribution of securities to the pension trust of ¥12.9 billion, a loss on the restructuring of the commercial aircraft manufacturing business amounting to ¥15.8 billion, a loss on the impairment of fixed assets amounting to ¥3.0 billion, and a loss of ¥0.7 billion due to a breach of Japan's Antimonopoly Act. As a result of these and other factors, net income expanded ¥5.0 billion, or 43.5%, to ¥16.5 billion.

The previously mentioned loss on the restructuring of the commercial aircraft manufacturing business was recognized in anticipation of losses to be incurred in connection with the transfer of a portion of the manufacturing of the Embraer 190, which the Company developed jointly with Empresa Brasileira de Aeronáutica S.A. (Embraer) of Brazil, to that company. The decision to make this transfer was made in view of the sharp rise in requests for expansion in the production of commercial aircraft from the Boeing Company of the United States and other companies. The Company judged that meeting all these requests would be difficult with the existing production arrangements and therefore decided to undertake a reallocation of its corporate resources.

The previously mentioned loss due to a breach of Japan's Antimonopoly Act was due to assessments, etc., that the Fair Trade Commission of Japan imposed on the Company with regard to bids related to steel bridges for the Ministry of Land, Infrastructure and Transportation and the former Japan Highway Public Corporation.

Net Sales
(Billions of yen)


1,500
1,000
500
0
1,144.5
1,239.6
1,160.3
1,241.6
1,322.5
02
03
04
05
06

Sales by Segment
(%)


10.1
8.3
12.7
16.5
12.2
12.4
27.8
Shipbuilding
Rolling Stock & Construction Machinery
Aerospace
Gas Turbines & Machinery
Plant & Infrastructure Engineering
Consumer Products & Machinery
Other

Net Income
(Billions of yen)


20
15
10
5
0
6.3
13.0
6.3
11.5
16.5
02
03
04
05
06

RESULTS OF OPERATIONS

Net Sales

As mentioned, consolidated net sales expanded ¥80.9 billion, or 6.5%, to ¥1,322.5 billion.

The principal factors accounting for this increase in net sales were (a) a rise in sales in the Aerospace segment of ¥30.3 billion as a result of the increase in revenues from the development of the next maritime patrol aircraft and the next transport aircraft of the Japan Defense Agency (JDA) and a gain in sales of component parts for Boeing 777 aircraft and (b) a rise in sales of ¥28.5 billion in the Consumer Products & Machinery segment owing to increased sales of motorcycles for the North American and European markets and industrial robots for the domestic market.

Overseas sales rose ¥81.9 billion, or 13.3%, to ¥695.8 billion. Sales in North America increased ¥45.3 billion, or 19.1%, sales in Europe increased ¥8.7 billion, or 8.7%, sales in Asia increased ¥26.0 billion, or 15.2%, and sales in other areas increased ¥1.8 billion, or 1.7%. The ratio of overseas sales to consolidated net sales rose 3.2 percentage points, from 49.4% in the previous fiscal year to 52.6% for the fiscal year under review.

The following sections provide further details on performance by industry segment. Operating income or loss includes intersegment transactions.

Please note that the name of the former Rolling Stock, Construction Machinery & Crushing Plant segment was changed to the Rolling Stock & Construction Machinery segment following the transfer of the crushing plant business to EarthTechnica Co., Ltd., an affiliate accounted for by the equity method beginning in fiscal 2006. The industrial hydraulic equipment business, which was included in the Gas Turbines & Machinery segment through the end of fiscal 2003, was reclassified in the Other segment beginning in fiscal 2004. Data for previous years shown in this annual report have been restated to reflect this change.

Shipbuilding

This segment obtained orders for 16 vessels, namely three LNG carriers, one LPG carrier, one VLCC, 10 bulk carriers, and one submarine. In value terms, this represented a decrease compared with the orders for 15 vessels, namely five LNG carriers, two LPG carriers, five bulk carriers, and three VLCCs, received in the previous fiscal year. As a result, orders for the fiscal year under review were down ¥27.5 billion, or 17.7%, from the previous fiscal year, to ¥128.3 billion. Sales, however, increased ¥22.6 billion, or 26.0%, to ¥109.7 billion, because of higher revenues from newbuildings. Nevertheless, this segment reported an operating loss of ¥1.7 billion owing to the impact of higher costs of materials and other factors.

Rolling Stock & Construction Machinery

Total orders received in this segment rose ¥24.8 billion, or 13.9%, to ¥203.2 billion, because of major orders received from overseas customers, including those for commuter railway cars from North America. Sales declined ¥3.4 billion, or 2.0%, to ¥168.3 billion. Operating income expanded ¥1.1 billion, or 13.6%, to ¥8.8 billion, for the fiscal year under review owing to improvement in the profitability of the construction machinery business.

Aerospace

Orders from the private sector, especially for component parts for the Boeing 777 commercial aircraft, increased, and total orders for this segment were up ¥14.6 billion, or 6.8%,

Net Income per Share
(Yen)


15
10
5
0
4.5
9.3
4.4
7.9
11.2
02
03
04
05
06

Working Capital
(Billions of yen)


200
150
100
50
0
150.1
137.8
121.9
138.5
113.2
02
03
04
05
06

Total Assets
(Billions of yen)


1,500
1,000
500
0
1,255.1
1,149.2
1,156.9
1,194.5
1,284.1
02
03
04
05
06

to ¥229.3 billion. Sales expanded ¥30.3 billion, or 16.1%, to ¥218.5 billion, because of higher revenues related to the development of the next maritime patrol aircraft and the next transport aircraft for the JDA as well as increases in sales of component parts for the Boeing 777. Accompanying the increase in sales, operating income climbed a strong ¥3.6 billion, or 59.4%, to ¥9.7 billion.

Gas Turbines & Machinery

Orders won by this segment rose ¥25.4 billion, or 15.6%, to ¥188.1 billion, on the strength of brisk demand for component parts for the TRENT and other commercial aircraft engines. Sales climbed ¥20.1 billion, or 14.2%, to ¥161.4 billion, owing to higher revenues from component parts for commercial aircraft engines. Operating income rose a strong ¥4.1 billion, or 153.8%, to ¥6.8 billion, reflecting the growth in sales and the decline in start-up costs for a new type of gas turbine.

Plant & Infrastructure Engineering

Orders slipped ¥29.1 billion, or 23.0%, to ¥97.3 billion, owing to a decline in major orders in the industrial and environmental plant businesses and the Company's policy of accepting orders on a selective basis. Sales also declined, falling ¥26.5 billion, or 13.9%, to ¥164.5 billion, because of a drop in major overseas orders in the industrial plant business. The operating loss amounted to ¥8.5 billion, which was an improvement of ¥6.0 billion from the previous fiscal year. This was primarily due to a decline in the operating loss of the industrial plant business, but some of this improvement was offset by a provision for losses on domestic construction contracts for environmental plants.

Consumer Products & Machinery

Sales in this segment rose ¥23.5 billion, or 8.4%, to ¥367.0 billion, because of higher sales of motorcycles in the North American and European markets and a gain in sales of industrial robots in Japan. Operating income expanded ¥3.2 billion, or 19.1%, to ¥19.9 billion.

Other

Sales in this segment rose ¥9.4 billion, or 7.6%, to ¥133.1 billion, as sales of the hydraulic machinery business in China continued at a high level. Operating income climbed ¥1.6 billion, or 32.8%, to ¥6.7 billion.

The following sections summarize performance by geographic segment.

Japan

As a consequence of higher sales by the parent company, especially in the Aerospace segment, sales in this geographic segment rose ¥50.0 billion, or 5.3%, to ¥986.3 billion. Operating income increased ¥20.2 billion, or 96.3%, to ¥41.2 billion, because of strong performances principally in the Aerospace and Gas Turbines & Machinery segments and a reduced operating loss in the Plant & Infrastructure Engineering segment.

North America

Sales in North America rose ¥25.6 billion, or 13.0%, to ¥222.5 billion, on the strength of brisk sales of motorcycles. Operating income also posted an increase, of ¥0.2 billion, or 13.4%, to ¥1.4 billion.

Total Shareholders' Equity
(Billions of yen)


250
200
150
100
50
0
167.7
174.6
190.2
201.5
237.6
02
03
04
05
06

Total Shareholders' Equity per Share
(Yen)


200
150
100
50
0
120.6
125.6
131.8
139.7
152.5
02
03
04
05
06

Return on Equity
(%)


10
8
6
4
2
0
3.8
7.6
3.5
5.9
7.5
02
03
04
05
06

Europe

As a result of robust sales of motorcycles in the region, sales in Europe were up ¥2.8 billion, or 3.6%, to ¥80.8 billion. Operating income rebounded ¥1.1 billion, or 277.5%, to ¥1.6 billion.

Asia

Owing to a decline in sales of motorcycles in Indonesia and other factors, sales in this geographic segment declined ¥0.3 billion, or 1.4%, to ¥24.8 billion. Operating income decreased ¥0.4 billion, or 22.0%, to ¥1.5 billion.

Other Areas

Sales in other areas rose ¥2.8 billion, or 52.1%, to ¥8.1 billion, and the operating loss increased ¥0.3 billion, or 66.5%, to ¥0.6 billion.

Cost, Expenses, and Earnings

The cost of sales was ¥60.3 billion, or 5.5%, higher than in the previous fiscal year, amounting to ¥1,148.5 billion, one percentage point lower than the 6.5% gain in net sales. As a consequence, gross profit increased ¥20.6 billion, or 13.4%, to ¥173.9 billion, and the gross profit margin rose 0.8 percentage point, from 12.4% in the previous fiscal year to 13.2% in the fiscal year under review.

Selling, general and administrative (SG&A) expenses rose ¥3.5 billion, or 2.7%, from the previous fiscal year and amounted to ¥132.1 billion, thus offsetting only a relatively small portion of the increase in gross profit. Operating income rose a sharp ¥17.1 billion, or 68.9%, and amounted to ¥41.8 billion. The principal factors accounting for the improvement in operating income were as follows: (a) the appreciation of the U.S. dollar against the yen, (b) increases in operating income along with increased sales in the Aerospace and Consumer Products & Machinery segments, (c) improved performance in the Gas Turbines & Machinery segment, and (d) the implementation of across-the-board measures to improve profitability, including reductions in production and fixed costs. As a result, the ratio of operating income to net sales increased 1.2 percentage points, to 3.2%.

Other income (expenses) for fiscal 2006 amounted to expenses of ¥18.5 billion, compared with expenses of ¥4.2 billion in the previous year. The principal factor accounting for this rise was an increase in other, net, from expenses of ¥1.6 billion in the previous fiscal year to expenses of ¥16.1 billion in the fiscal year under review. This rise was due mainly to (a) a loss on the restructuring of the commercial aircraft manufacturing business of ¥15.8 billion, (b) a foreign exchange loss of ¥8.9 billion, compared with a gain of ¥0.2 billion in the prior year, (c) a loss on impairment of fixed assets of ¥3.0 billion, (d) a loss on cleaning of ground pollution of ¥1.1 billion, and (e) a loss on breach of the Antimonopoly Act of ¥0.7 billion. In addition to these losses, a gain on contribution of securities to the pension trust of ¥12.9 billion and a gain on sales of marketable securities and investments in securities of ¥4.4 billion were included in other, net.

Despite this rise in other expenses, income before income taxes and minority interests rose ¥2.7 billion, or 13.3%, to ¥23.3 billion. The ratio of net current and deferred income taxes to income before income taxes was 27.0%, significantly lower than the 41.3% for the previous fiscal year and the statutory tax rate of approximately 40.5%. The difference is due mainly to an R&D tax credit in fiscal 2006. As a result of these factors, after the deduction of minority interests in net income of consolidated subsidiaries, net income for the fiscal year increased ¥5.0 billion, or 43.5% compared with the previous fiscal year and amounted to ¥16.5 billion. Accordingly, the ratio of net income to net sales rose 0.3 percentage point, from 0.9% in the previous fiscal year to 1.2% in the fiscal year under review. In addition, ROE (calculated using average shareholders' equity) increased 1.6 percentage points, rising from 5.9% to 7.5%.

Capital expenditures for the fiscal year amounted to ¥41.7 billion, compared with ¥29.7 billion in the previous fiscal year, and R&D expenses were ¥27.0 billion, versus ¥13.2 billion in the prior year. The Company introduced a new recording method for R&D expenses in fiscal 2006. For detailed information, please refer to Note 11 on page 47.

FINANCIAL CONDITION

Total assets at the end of the fiscal year were ¥89.6 billion, or 7.5%, higher than for the end of the previous fiscal year, and amounted to ¥1,284.1 billion. By principal item, current assets were up ¥78.9 billion, due to increases in trade receivables and inventories, which rose along with overall expansion in the Company's business activities, including the progress in the development of the next maritime patrol aircraft and the next transport aircraft for the JDA, increased production of the component parts for the Boeing 777, capital expenditures for the Boeing 787, and large-scale overseas projects in the Rolling Stock business. Investments and long-term loans declined ¥2.8 billion, due mainly to a decrease in investments in securities. Net property, plant and equipment rose ¥3.1 billion, reflecting the increase in capital expenditures. Intangible and other assets were up ¥10.5 billion, reflecting a rise in deferred tax assets.

Liabilities increased ¥52.7 billion, or 5.3%, to ¥1,041.0 billion. Of this total, current liabilities rose ¥104.2 billion and

long-term liabilities declined ¥51.5 billion. Among current liabilities, trade payables rose ¥61.6 billion, along with the overall expansion in the Company's business activities, including progress made to date in the development of the next maritime patrol aircraft and the next transport aircraft for the JDA, combined with increased production of the Boeing 777, capital expenditures for the Boeing 787 and major overseas projects in the Rolling Stock business. Among long-term liabilities, interest-bearing liabilities decreased ¥34.1 billion, or 9.6%, to ¥319.8 billion, mainly due to increased shareholders' equity along with the exercise of bonds with warrants issued by the Company. Because the increase in current assets of ¥78.9 billion was smaller than the increase in current liabilities of ¥104.2 billion, the current ratio stood at 114.1% at the end of the fiscal year under review, compared with 119.8% at the previous fiscal year-end.

Shareholders' equity rose ¥36.1 billion, or 17.9%, to ¥237.6 billion. This was due to an increase in retained earnings of ¥12.1 billion that reflected the rise in net income as well as increases in common stock of ¥10.7 billion and in capital surplus of ¥10.7 billion. The rises in common stock and capital surplus were mainly due to the aformentioned exercise of bonds with warrants issued by the Company.

As a consequence of a higher percentage increase in shareholders' equity than in total assets, the shareholders' equity ratio rose 1.6 percentage points, from 16.9% at the end of the previous fiscal year, to 18.5% at the end of the fiscal year under review. Also, the net debt/equity ratio (after the deduction of cash on hand and in banks from interest-bearing debt) fell to 118.8%, compared with 153.5% at the end of the previous fiscal year.

MANAGEMENT INDICATORS

The Company's objective is to exceed the expectations of investors for profitability. The management indicator selected is before-tax return on invested capital (ROIC), which measures how efficiently the Company uses its capital. As it works to maximize before-tax ROIC, the Company is working to strengthen its financial position by implementing measures to expand profit and simultaneously reduce invested capital. Before-tax ROIC is computed by taking the ratio of earnings before interest and taxes (EBIT) to the sum of interest-bearing debt and total shareholders' equity.

Applying this formula, before-tax ROIC for the year under review was 5.1%, 0.3 percentage point higher than the 4.8% reported for the previous fiscal year.

CASH FLOWS

During fiscal 2006, net cash provided by operating activities was ¥45.8 billion, ¥25.7 billion lower than for the previous fiscal year. This was the consequence of a number of factors, including (a) an increase of ¥8.3 billion in the provision for retirement and severance benefits, (b) the provision of ¥9.6 billion for restructuring charges for the commercial aircraft manufacturing business, (c) a loss of ¥6.3 billion on impairment of inventories for the restructuring of the commercial aircraft manufacturing business, (d) a gain of ¥12.9 billion on contribution of securities to the pension trust, (f) a ¥16.9 billion lower increase in trade receivables, (g) a net increase of ¥54.9 billion in inventories, and (h) a ¥9.7 billion higher decrease in advances received.

Net cash used for investing activities amounted to ¥36.5 billion, representing an ¥18.8 billion increase from ¥17.7 bil-lion reported in the previous year. The principal factors accounting for this increase in cash outflows were an increase of ¥7.3 billion in the acquisition of property, plant and equipment, an increase of ¥4.5 billion in the acquisition of investments in securities, and a decline of ¥3.0 billion in proceeds from sales of property, plant, and equipment.

Free cash flow, which is the net amount of cash from operating and investing activities, amounted to an inflow of ¥9.3 billion for the fiscal year under review, compared to an inflow of ¥53.7 billion for the previous fiscal year. This decline in free cash flow generally reflected the growth in the Company's business activities and capital expenditures.

Net cash used for financing activities amounted to ¥16.7 billion. The Company used its inflow of free cash flow and the withdrawals from cash on hand and in banks as the principal sources of funds to reduce its interest-bearing debt. Although net short-term borrowings rose ¥7.4 billion, net repayment of long-term debt totaled ¥20.3 billion.

As a result of these cash flows, cash and cash equivalents at the end of fiscal 2006 amounted to ¥37.5 billion, ¥6.9 billion lower than at the beginning of the fiscal year.

DIVIDENDS

The Company's policy is to pay stable cash dividends to its shareholders, giving due consideration to increasing retained earnings to strengthen and expand its business foundations for future growth.

Based on this policy, and after taking into account the Company's performance, level of retained earnings, and other factors, management proposed and received approval

from shareholders to increase the cash dividend payment by ¥0.5 per share, to ¥3.0 per share for fiscal 2006.

BUSINESS RISK

External factors that may have an effect on the KHI Group's performance and financial position include the following:

(1) Political and Economic Conditions

The Group conducts its business activities not only in Japan but also elsewhere in Asia, North America, Europe, and other areas and is subject to the consequences of political and economic developments in these regions. For example, trends in personal consumption may have an impact on the sales of the Consumer Products & Machinery segment, while trends in private-sector capital investment and public works investment may have an influence on orders of the Gas Turbines & Machinery and the Plant & Infrastructure Engineering segments. Moreover, demand for passenger air travel and conditions in shipping markets may have an impact on the Aerospace and Shipbuilding segments, respectively. Disputes and political changes may affect the Company's overseas projects.

(2) Fluctuations in Foreign Exchange Rates

During fiscal 2006, overseas sales accounted for 53% of consolidated net sales. Accordingly, the Group has a substantial volume of transactions denominated in U.S. dollars, euros, and other currencies. To reduce foreign exchange risk, the Group is working to increase the ratio of the total cost of goods sold that is denominated in foreign currencies and, while taking into due account trends in foreign exchange rates, endeavors to take flexible measures to hedge the effect of exchange rate fluctuations through the use of forward contracts and other hedging techniques. However, the majority of the Group's manufacturing facilities are located in Japan, and its sales to overseas markets are, therefore, subject to foreign exchange fluctuation risk.

(3) Fluctuations in Prices of Raw Materials

Since the Group has many projects that require considerable time for completion, from the receipt of orders to final delivery, fluctuations in the prices of steel and other raw materials may have an impact on the profitability of such projects. Accordingly, the Group is subject to the risk of fluctuations in prices of raw materials.

(4) Government regulations

The Group conducts its business activities in compliance with the restrictions in effect, including laws and regulations, in the countries and regions where it operates. However, the Group's operations may be affected if such restrictions are subject to unpredictable changes and if new restrictions are put into effect.

CORPORATE GOVERNANCE

(1) Basic Stance toward Corporate Governance—Enhancing Internal Control Systems

KHI has created a corporate governance structure appropriate for its operations, with members of the Board of Directors and auditors playing central roles, and is working to enhance and improve its internal control systems. Specific aspects of this system are as follows. Regarding the decision making and the conduct of operations of directors and employees, the scope of authority, responsibilities, and duties of directors and employees are clearly stated in the Company's internal rules. In addition, those responsible are required to keep records of actual decisions made and the conduct of operations, and an auditing system has been established to check on whether the content and form of these decisions and conduct of operations are in accordance with the Company's internal rules. As a result, the basic stance of the KHI Group as a whole regarding corporate governance is to endeavor to increase its corporate value through the highly transparent, efficient, and sound management of its operations as the Group works to build smooth relationships with all its stakeholders, including shareholders, customers, employees, and the community.

(2) KHI's Corporate Governance Framework

1. Conduct of Operations

KHI has established a Board of Directors with nine members who are responsible for formulating management strategy and supervising the conduct of operations. In addition, to create a management system that can respond quickly to changes in the operating environment, executive officers are appointed by the Board of Directors to be responsible for the day-to-day conduct of business operations.

The Board of Directors decides on the basic objectives and policies for the conduct of operations as it formulates management plans. These objectives and policies are then presented to all the executive officers in the Group Executive Officer Committee, and the Board of Directors follows up on the implementation of such objectives and policies periodically. To make the responsibility for management clear, the compensation of directors is incentive-based, reflecting corporate performance, and directors must stand for re-election annually. For major management issues, the Management Committee, which consists of the representative directors

and other members, discusses such issues in detail, then designated matters are decided by the Board of Directors. The Management Committee, in principle, meets three times a month, and, in addition to discussing management policy, management strategy, and important management issues from the perspective of the Group as a whole, the committee calls on the management personnel responsible for major subsidiaries to attend the meetings, as deemed necessary, and acts as an advisory body to the president regarding the management of the Group on a consolidated basis.

2. Auditing Functions

KHI has formed a Board of Auditors with four members (two of whom are outside auditors), and, under the provisions of Japan's Company Law, the Board of Auditors conducts examinations of business operations and audits the financial accounts. Accordingly, the corporate auditors examine and monitor the state of operations and Group assets through a number of activities. These include attending the meetings of the Board of Directors and Management Committee, examining important documents, holding periodic meetings with the representative directors, and auditing KHI's divisions and subsidiaries. In addition, the two outside corporate auditors on the Board of Auditors, who have no transactions or other relationships that represent a conflict of interest, perform their surveillance duties as neutral and objective third parties. The internal corporate auditors share information with the outside corporate auditors and work to enhance the effectiveness of their management surveillance functions.

Moreover, under the provisions of the Company Law, KHI has appointed KPMG AZSA & Co. as its independent public accounting firm, and this firm conducts audits of the Company's financial statements. The corporate auditors and the Board of Auditors receive reports regarding the accounting audit, including the outline of the audit plans of the independent accounting firm, the items the accounting firm selects for particular focus, and other matters. As deemed necessary, the corporate auditors attend the audits conducted by the independent accounting firm. In particular, reports on the results of audits by the accounting firm are presented periodically (twice annually), and the corporate auditors and the accounting firm work closely together, exchanging information and opinions. In addition, the Board of Auditors provides explanations of its auditing plans to the accounting firm. Moreover, separately from the auditing activities previously mentioned, which are based on the Company Law, KHI's Auditing Department monitors the overall conduct of management activities within the KHI Group and carries out audits on a continuing basis of whether operations are being conducted appropriately and in compliance with laws and internal rules as well as other matters while endeavoring to upgrade internal control functions. In addition, to raise the level of auditing activities, the corporate auditors and the Auditing Department exchange information on a monthly basis and share information regarding the results of their auditing activities and items they have singled out for attention.

3. Compliance Systems

In addition to updating and improving internal regulations related to ethical matters, the Company has formed a Corporate Ethics Committee and a Compliance Committee, while the KHI Group has formed committees in each of its organizational units in Japan to take the initiative in promoting the self-assessment and verification of compliance. In addition, a *Compliance Guidebook* has been prepared and distributed to employees, not only of the parent company but also to those of virtually all other subsidiaries and affiliates in Japan, and measures are being implemented to conduct compliance training along with concerted efforts to raise the level of awareness of compliance matters within the Group. In addition to these initiatives, a Compliance Reporting and Consultation System has been created through an outside legal office to enable employees to receive advice without being concerned about being observed by other employees.

(3) Compensation Paid to Directors and Corporate Auditors

During the fiscal year under review, the amounts of compensation paid to the Company's directors and corporate auditors were as follows:

	Amounts Paid (Millions of yen)		
	Directors	Corporate Auditors	Total
Compensation based on the Articles of Incorporation and decisions of the General Meeting of Shareholders	¥435	¥64	¥499
Directors' bonuses appropriated from net income	40	—	40
Retirement payments based on decisions of the General Meeting of Shareholders	294	24	318
Total	¥769	¥88	¥858

Consolidated Balance Sheets

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
As of March 31, 2006 and 2005

	Millions of yen		Thousands of U.S. dollars (Note 1)
ASSETS	**2006**	2005	**2006**
Current assets:			
Cash on hand and in banks	¥ 37,650	¥ 44,629	$ 320,507
Receivables:			
Trade	422,551	402,255	3,597,097
Other	19,482	17,378	165,847
Allowance for doubtful receivables	(3,829)	(6,014)	(32,596)
	438,204	413,619	3,730,348
Inventories (Notes 3 and 7)	383,017	332,333	3,260,552
Deferred tax assets (Note 13)	32,398	20,219	275,798
Other current assets	24,630	26,205	209,671
Total current assets	915,899	837,005	7,796,876
Investments and long-term loans:			
Investments in securities (Notes 4 and 5)	67,130	69,972	571,465
Long-term loans	1,422	2,514	12,105
Other (Note 7)	12,070	11,741	102,750
Allowance for doubtful receivables	(3,865)	(4,658)	(32,902)
Total investments and long-term loans	76,757	79,569	653,418
Property, plant and equipment (Note 7):			
Land	65,732	67,998	559,564
Buildings and structures	272,637	269,407	2,320,908
Machinery and equipment	446,182	443,594	3,798,263
Construction in progress	9,375	5,127	79,808
	793,926	786,126	6,758,543
Accumulated depreciation	(547,707)	(542,960)	(4,662,527)
Net property, plant and equipment	246,219	243,166	2,096,016
Intangible and other assets:			
Deferred tax assets (Note 13)	28,186	19,260	239,942
Intangible and other assets (Note 6)	17,024	15,473	144,922
	45,210	34,733	384,864
Total assets	¥1,284,085	¥1,194,473	$10,931,174

The accompanying notes to the consolidated financial statements are an integral part of these statements.

LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY	Millions of yen 2006	Millions of yen 2005	Thousands of U.S. dollars (Note 1) 2006
Current liabilities:			
Short-term borrowings and current portion of long-term debt (Note 7)	¥ 162,746	¥ 146,605	$ 1,385,426
Trade payables (Note 7)	409,942	348,389	3,489,759
Advances from customers	98,590	106,574	839,278
Income tax payable (Note 13)	19,978	12,276	170,069
Accrued bonuses	15,198	13,958	129,378
Provision for product warranty	4,200	2,551	35,754
Provision for restructuring charges	9,557	—	81,357
Provision for losses on construction contracts	12,613	6,833	107,372
Deferred tax liabilities (Note 13)	111	317	945
Other current liabilities	69,724	60,979	593,547
Total current liabilities	802,659	698,482	6,832,885
Long-term liabilities:			
Long-term debt, less current portion (Note 7)	157,057	207,279	1,336,997
Employees' retirement and severance benefits (Note 8)	69,113	72,517	588,346
Directors' and statutory auditors' retirement and severance benefits	—	905	—
Deferred tax liabilities (Note 13)	3,733	1,980	31,778
Other	8,427	7,154	71,737
Total long-term liabilities	238,330	289,835	2,028,858
Contingent liabilities (Note 9)			
Minority interests	5,508	4,691	46,889
Shareholders' equity (Note 10):			
Common stock:			
Authorized—3,360,000,000 shares			
Issued—1,557,714,707 shares in 2006			
—1,443,394,172 shares in 2005	92,085	81,427	783,902
Capital surplus	42,094	31,390	358,338
Retained earnings	100,776	88,704	857,887
Net unrealized gains on securities	14,097	16,910	120,005
Foreign currency translation adjustments	(11,426)	(16,843)	(97,267)
Treasury stock—208,048 shares in 2006			
—1,035,104 shares in 2005	(38)	(123)	(323)
Total shareholders' equity	237,588	201,465	2,022,542
Total liabilities, minority interests and shareholders' equity	¥1,284,085	¥1,194,473	$10,931,174

Consolidated Statements of Income

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the three years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2006	2005	2004	2006
Net sales	¥1,322,487	¥1,241,592	¥1,160,252	$11,258,083
Cost of sales	1,148,547	1,088,219	998,416	9,777,365
Gross profit	173,940	153,373	161,836	1,480,718
Selling, general and administrative expenses (Note 11)	132,145	128,629	139,586	1,124,925
Operating income	41,795	24,744	22,250	355,793
Other income (expenses):				
Interest and dividend income	3,225	3,240	3,476	27,454
Equity in income (loss) of non-consolidated subsidiaries and affiliates	(197)	506	941	(1,677)
Interest expense	(5,377)	(6,296)	(7,274)	(45,773)
Other, net (Note 12)	(16,146)	(1,630)	(8,151)	(137,448)
Income before income taxes and minority interests	23,300	20,564	11,242	198,349
Income taxes (Note 13):				
Current	(24,148)	(15,869)	(16,604)	(205,567)
Deferred	17,843	7,374	11,890	151,894
Minority interests in net income of consolidated subsidiaries	(528)	(590)	(195)	(4,496)
Net income	¥ 16,467	¥ 11,479	¥ 6,333	$ 140,180

	Yen			U.S. dollars (Note 1)
Per share amounts:				
Earnings per share—basic	¥11.2	¥7.9	¥4.4	$0.10
Earnings per share—diluted	9.4	6.8	4.2	0.08
Cash dividends	3.0	2.5	2.0	0.03

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Shareholders' Equity

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries

For the three years ended March 31, 2006, 2005 and 2004

	Thousands	Millions of yen					
	Number of shares of common stock	Common stock	Capital surplus	Retained earnings	Net unrealized gains on securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2003	1,390,598	¥ 81,427	¥ 24,683	¥ 77,069	¥ 3,671	¥ (12,225)	¥ (40)
Net income for the year	—	—	—	6,333	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	(4,058)	—
Increase in net unrealized gains on securities	—	—	—	—	9,595	—	—
Issue of new shares	52,796	—	6,704	—	—	—	—
Treasury stock purchased, net	—	—	—	—	—	—	(52)
Cash dividends	—	—	—	(2,781)	—	—	—
Gain on sales of treasury stock	—	—	1	—	—	—	—
Bonuses to directors and statutory auditors	—	—	—	(72)	—	—	—
Other	—	—	—	(80)	—	—	—
Balance at March 31, 2004	1,443,394	81,427	31,388	80,469	13,266	(16,283)	(92)
Net income for the year	—	—	—	11,479	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	(560)	—
Increase in net unrealized gains on securities	—	—	—	—	3,644	—	—
Treasury stock purchased, net	—	—	—	—	—	—	(31)
Cash dividends	—	—	—	(2,885)	—	—	—
Gain on sales of treasury stock	—	—	2	—	—	—	—
Bonuses to directors and statutory auditors	—	—	—	(38)	—	—	—
Decrease resulting from change of accounting periods of consolidated subsidiaries	—	—	—	(222)	—	—	—
Other	—	—	—	(99)	—	—	—
Balance at March 31, 2005	1,443,394	81,427	31,390	88,704	16,910	(16,843)	(123)
Net income for the year	—	—	—	16,467	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	—	5,417	—
Decrease in net unrealized gains on securities	—	—	—	—	(2,813)	—	—
Treasury stock purchased, net	—	—	—	—	—	—	85
Cash dividends	—	—	—	(3,606)	—	—	—
Gain on sales of treasury stock	—	—	46	—	—	—	—
Bonuses to directors and statutory auditors	—	—	—	(84)	—	—	—
Conversion of convertible bonds	114,321	10,658	10,658	—	—	—	—
Other (Note 14)	—	—	—	(705)	—	—	—
Balance at March 31, 2006	**1,557,715**	**¥92,085**	**¥42,094**	**¥100,776**	**¥14,097**	**¥(11,426)**	**¥ (38)**

	Thousands of U.S. dollars (Note 1)					
	Common stock	Capital surplus	Retained earnings	Net unrealized gains on securities	Foreign currency translation adjustments	Treasury stock
Balance at March 31, 2005	$ 693,173	$ 267,217	$ 755,120	$ 143,952	$(143,381)	$(1,047)
Net income for the year	—	—	140,180	—	—	—
Adjustments from translation of foreign currency financial statements	—	—	—	—	46,114	—
Decrease in net unrealized gains on securities	—	—	—	(23,947)	—	—
Treasury stock purchased, net	—	—	—	—	—	724
Cash dividends	—	—	(30,697)	—	—	—
Gain on sales of treasury stock	—	392	—	—	—	—
Bonuses to directors and statutory auditors	—	—	(715)	—	—	—
Conversion of convertible bonds	90,729	90,729	—	—	—	—
Other (Note 14)	—	—	(6,001)	—	—	—
Balance at March 31, 2006	**$783,902**	**$358,338**	**$857,887**	**$120,005**	**$ (97,267)**	**$ (323)**

The accompanying notes to the consolidated financial statements are an integral part of these statements.

Consolidated Statements of Cash Flows

Kawasaki Heavy Industries, Ltd. and Consolidated Subsidiaries
For the three years ended March 31, 2006, 2005 and 2004

	Millions of yen			Thousands of U.S. dollars (Note 1)
	2006	2005	2004	2006
Cash flows from operating activities:				
Income before income taxes and minority interests	¥23,300	¥20,564	¥11,242	$198,349
Adjustments to reconcile net income before income taxes and minority interests to net cash provided by operating activities:				
Depreciation and amortization	30,551	31,555	32,590	260,075
Loss on impairment of fixed assets	3,008	—	—	25,607
Provision for retirement and severance benefits	17,092	8,779	7,172	145,501
Provision for (reversal of) allowance for doubtful receivables	(44)	(213)	817	(375)
Provision for losses on construction contracts	5,660	1,841	4,256	48,183
Reversal of restructuring charges on consolidation of manufacturing bases of Plant and Infrastructure Engineering business	—	—	(2,260)	—
Provision for restructuring charges for the commercial aircraft manufacturing business	9,557	—	—	81,357
Loss on impairment of inventories for the restructuring of the commercial aircraft manufacturing business	6,259	—	—	53,282
Loss on disposal of inventories	1,738	2,141	1,698	14,795
Gain on sale of marketable and investment securities	(4,501)	(3,774)	(1,036)	(38,316)
Loss (gain) on sale of property, plant and equipment	960	(1,890)	3,345	8,172
Gain on contribution of securities to the pension trust	(12,901)	—	—	(109,824)
Interest and dividend income	(3,225)	(3,240)	(3,476)	(27,454)
Interest expense	5,377	6,296	7,274	45,773
Changes in assets and liabilities:				
Decrease (increase) in:				
Trade receivables	(14,250)	(31,184)	8,777	(121,308)
Inventories	(49,754)	5,117	9,990	(423,546)
Other current assets	(1,247)	(3,064)	(8,857)	(10,615)
Increase (decrease) in:				
Trade payables	55,294	59,088	(1,022)	470,707
Advances received	(13,821)	(4,128)	11,152	(117,656)
Accrued bonuses	1,397	(396)	(5,707)	11,892
Other current liabilities	1,689	490	(5,176)	14,378
Other, net	2,583	2,324	604	21,989
Subtotal	64,722	90,306	71,383	550,966
Cash received for interest and dividends	3,129	4,555	3,395	26,637
Cash paid for interest	(5,332)	(6,294)	(7,914)	(45,390)
Cash paid for income taxes	(16,581)	(16,085)	(11,718)	(141,151)
Additional payment of construction cost (Note 15)	—	(1,060)	—	—
Loss on cleaning of ground pollution	(177)	—	—	(1,507)
Reimbursement of overcharged accounts receivable (Note 16)	—	—	(12,335)	—
Net cash provided by operating activities	45,761	71,422	42,811	389,555

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(Continued from previous page)	Millions of yen 2006	2005	2004	Thousands of U.S. dollars (Note 1) 2006
Cash flows from investing activities:				
Decrease in time deposits with maturities over three months	101	447	625	860
Acquisition of property, plant and equipment	(34,657)	(27,364)	(32,558)	(295,029)
Proceeds from sales of property, plant and equipment	2,232	5,258	8,228	19,001
Acquisition of intangible assets	(4,602)	(3,774)	(6,332)	(39,176)
Proceeds from sales of intangible assets	38	320	269	323
Acquisition of investments in securities	(5,765)	(1,301)	(1,029)	(49,076)
Proceeds from sale of investments in securities	6,871	5,370	2,882	58,492
Decrease (increase) in short-term loans receivable	(429)	1,465	835	(3,652)
Additions to long-term loans receivable	(895)	(290)	(329)	(7,619)
Proceeds from collection of long-term loans receivable	428	1,339	591	3,643
Other	168	816	950	1,430
Net cash used for investing activities	(36,510)	(17,714)	(25,868)	(310,803)
Cash flows from financing activities:				
Increase (decrease) in short-term borrowings	7,391	(31,736)	(16,320)	62,918
Proceeds from long-term debt	24,657	57,733	44,499	209,900
Repayment of long-term debt	(44,987)	(75,241)	(60,829)	(382,966)
Acquisition of treasury stock	(51)	(36)	(15)	(434)
Cash dividends paid	(3,622)	(2,844)	(2,753)	(30,833)
Paid-in capital from minority interests	—	361	—	—
Cash dividends paid to minority interests	(109)	(76)	(126)	(928)
Net cash used for financing activities	(16,721)	(51,839)	(35,544)	(142,343)
Effect of exchange rate changes	703	180	(191)	5,985
Net increase (decrease) in cash and cash equivalents	(6,767)	2,049	(18,792)	(57,606)
Cash and cash equivalents at beginning of year	44,385	42,375	59,837	377,841
Decrease in cash and cash equivalents by change of consolidation period of subsidiaries	—	(39)	—	—
Increase in cash and cash equivalents arising from newly consolidated subsidiaries	—	—	1,330	—
Decrease in cash and cash equivalents arising from exclusion of subsidiaries from consolidation	(112)	—	—	(953)
Cash and cash equivalents at end of year	¥37,506	¥44,385	¥42,375	$319,282
Supplemental information on cash flows:				
Cash and cash equivalents:				
Cash on hand and in banks in the balance sheets	¥37,650	¥44,629	¥43,064	$320,507
Time deposits with maturities over three months	(144)	(244)	(689)	(1,225)
Total	¥37,506	¥44,385	¥42,375	$319,282

See Note 17 for significant non-cash transactions.

The accompanying notes to the consolidated financial statements are an integral part of these statements.

1. Basis of presenting consolidated financial statements

Kawasaki Heavy Industries, Ltd. (the "Company") and its consolidated domestic subsidiaries maintain their official accounting and disclosure records in Japanese yen. The accompanying consolidated financial statements have been prepared in accordance with the provisions set forth in the Japanese Securities and Exchange Law and its related accounting regulations, and in conformity with accounting principles generally accepted in Japan, which are different in certain respects as to application and disclosure requirements of International Financial Reporting Standards.

The accounts of overseas subsidiaries are based on their accounting records maintained in conformity with generally accepted accounting principles prevailing in the respective countries of domicile. The accompanying consolidated financial statements have been restructured and translated into English (with some expanded descriptions and the inclusion of consolidated statements of shareholders' equity) from the consolidated financial statements of the Company prepared in accordance with Japanese GAAP and filed with the appropriate Local Finance Bureau of the Ministry of Finance as required by the Securities and Exchange Law. Some supplementary information included in the statutory Japanese language consolidated financial statements, but not required for fair presentation, is not presented in the accompanying consolidated financial statements.

The translations of the Japanese yen amounts into U.S. dollars are included solely for the convenience of readers outside Japan, using the prevailing exchange rate at March 31, 2006, which was ¥117.47 to US$1. The convenience translations should not be construed as representations that the Japanese yen amounts have been, could have been, or could in the future be, converted into U.S. dollars at this or any other rate of exchange.

2. Significant accounting policies

(a) Consolidation

The accompanying consolidated financial statements include the accounts of the Company and significant companies (together the "Companies"), over which the Company has power of control through majority voting rights or existence of certain conditions evidencing control by the Company.

The consolidated financial statements include the accounts of the Company and 96 (99 in 2005 and 101 in 2004) subsidiaries.

For the year ended March 31, 2006, 5 (4 in 2005 and 5 in 2004) subsidiaries are excluded from the consolidation. The amounts of total assets, net sales, net income and retained earnings of these excluded subsidiaries, in the aggregate, would not have had a material effect on the consolidated financial statements.

(b) Application of the equity method of accounting

Investments in non-consolidated subsidiaries and affiliates, over which the Company has the ability to exercise significant influence over operating and financial policies of the investees, are accounted for by the equity method.

For the year ended March 31, 2006, 19 (16 in 2005 and 2004) affiliates are accounted for by the equity method.

For the year ended March 31, 2006, investments in 5 (4 in 2005 and 5 in 2004) non-consolidated subsidiaries and 15 (14 in 2005 and 13 in 2004) affiliates are stated at cost without applying the equity method of accounting. If the equity method had been applied for these investments, the amounts of net income and retained earnings of these excluded subsidiaries and affiliates would not have had a material effect on the consolidated financial statements.

(c) Consolidated subsidiaries' fiscal year-ends

Fiscal year-ends of 35 (32 in 2005 and 29 in 2004) consolidated subsidiaries are December 31.

As to 5 of these subsidiaries (Kawasaki Motors Corporation Japan, Kawasaki Motors Corp., U.S.A., Kawasaki Motors Europe N.V., and two other subsidiaries), the Company consolidates their financial statements as of the consolidated balance sheet date, by changing their accounting period from the 12 months ended December 31 to the 12 months ended March 31 to improve transparency and quality of consolidated financial statements.

The other 30 consolidated subsidiaries are consolidated as of each subsidiary's latest year-end. Unusual significant transactions for the period between each subsidiary's year-end and the Company's year-end are adjusted on consolidation.

(d) Elimination of inter-company transactions and accounts

All significant inter-company transactions and accounts and unrealized inter-company profits are eliminated on consolidation, and the portion thereof attributable to minority interests is credited to minority interests.

In the elimination of investments in subsidiaries, the assets and liabilities of the subsidiaries, including the portion attributable to minority shareholders, are evaluated using the fair value at the time the Company acquired control of the respective subsidiaries.

(e) Foreign currency translation

Receivables and payables denominated in foreign currencies are translated into Japanese yen at the year-end rate.

Balance sheets of consolidated overseas subsidiaries are translated into Japanese yen at the year-end rate except for shareholders' equity accounts, which are translated at the historical rates. Income statements of consolidated overseas subsidiaries are translated at average rates except for transactions with the Company, which are translated at the rates used by the Company.

The Company and its domestic subsidiaries report foreign currency translation adjustments in shareholders' equity (and minority interests).

(f) Appropriations of retained earnings

Appropriations of retained earnings are recorded in the fiscal year when the proposed appropriations are approved.

(g) Revenue recognition

Sale of products and construction contracts

Sales of products such as ships, railcars, airplanes, machinery, motorcycles etc. are principally recognized when delivery has occurred. Contract revenue for construction of plants, machinery, bridges etc. is principally recognized on a customer acceptance basis. When prices for components or contract amounts for nearly completed contracts are not finalized, sales and cost of sales are estimated. The percentage-of-completion method is applied to long-term contracts such as for ships, airplanes, plants etc. exceeding ¥3,000 million. The stage of completion is normally determined based on the proportion that costs incurred to date bear to the estimated total costs of the contract. Expected losses on such contracts are also recognized on the percentage-of-completion basis. The completed-contract method is applied to long-term contracts not exceeding ¥3,000 million.

Effective April 1, 2004, the Company changed its accounting policy for the percentage-of-completion method to be applied to long-term contracts exceeding ¥3,000 million. Previously, it had been applied to long-term contracts exceeding ¥5,000 million.

The Company made this change in accounting policy for appropriate periodic accounting of profit and loss, by expanding the range of application of the percentage-of-completion method.

For the year ended March 31, 2005, as a result of this change, net sales increased ¥15,824 million ($147,323 thousand). Operating income and income before income taxes and minority interests increased ¥2,135 million ($19,877 thousand), compared with the amounts which would have been recognized under the previous method of accounting.

Service revenue

Service revenues are recognized when services have been rendered. Services include supervisory or installation services for products such as railcars, machinery, plants, etc. When the prices of such services are individually determined by the contracts and the collectability of the revenue is reasonably assured, such service revenue is recognized on an accrual basis. Otherwise, such service revenue is recognized on a completion basis.

(h) Cash and cash equivalents

In preparing the consolidated statements of cash flows, cash on hand, readily-available deposits and short-term highly liquid and low risk investments with maturities not exceeding three months at the time of purchase are considered to be cash and cash equivalents.

(i) Allowance for doubtful receivables

The allowance for possible losses from notes and accounts receivable, loans and other receivables is provided for based on past experience rate and the Companies' estimates of losses on collection.

(j) Inventories

Inventories are stated at cost, as determined principally by the specific identification cost method, the first-in, first-out method or the moving-average method.

(k) Assets and liabilities arising from derivative transactions

Assets and liabilities arising from derivative transactions are stated at fair value.

(l) Investments in securities

The Company and its consolidated domestic subsidiaries classify securities as (a) debt securities intended to be held to maturity (hereafter, "held-to-maturity debt securities"), (b) equity securities issued by subsidiaries and affiliated companies and (c) all other securities that are not classified in the above categories (hereafter, "available-for-sale securities"). There were no trading securities at March 31, 2006 and 2005.

Held-to-maturity debt securities are stated mainly at amortized cost. Equity securities issued by subsidiaries and affiliated companies, which are not consolidated or accounted for using the equity method, are stated at moving-average cost. Available-for-sale securities with available fair market values are stated at fair market value. Unrealized gains and unrealized losses on these securities are reported, net of applicable income taxes, as a separate component of shareholders' equity. Realized gains and losses on sale of such securities are computed using moving-average cost.

Other securities with no available fair market value are stated at moving-average cost.

If the market value of held-to-maturity debt securities, equity securities issued by non-consolidated subsidiaries and affiliated companies and available-for-sale securities declines significantly, such securities are stated at fair market value and the difference between fair market value and the carrying amount is recognized as loss in the period of the decline. If the fair market value of equity securities issued by non-consolidated subsidiaries and affiliated companies, not subject to the equity method, is not readily available, such securities should be written down to net asset value with a corresponding charge in the statements of income in the event net asset value declines significantly. In these cases, such fair market value or the net asset value will be the carrying amount of the securities at the beginning of the next year.

(m) Property, plant and equipment

Property, plant and equipment are stated at cost. Depreciation (except buildings acquired after April 1998 in Japan) is mainly computed on a declining-balance basis over estimated useful lives. Depreciation of buildings acquired after April 1998 in Japan is computed on a straight-line basis over estimated useful lives.

(n) Intangible assets

Amortization of intangible assets that include software for the Company's own use is computed on a straight-line method over estimated useful lives.

Goodwill is amortized over 5 years on a straight-line basis. If the amount is not significant, it is expensed when incurred.

(o) Impairment of fixed assets

Effective April 1, 2005, the Company and its domestic consolidated subsidiaries adopted a new accounting standard for impairment of fixed assets ("Opinion on Establishment of Accounting Standard for Impairment of Fixed Assets" issued by the Business Accounting Deliberation Council on August 9, 2002) and a guidance on accounting standard for impairment of fixed assets (the "Financial Accounting Standard Guidance No. 6" issued by the Accounting Standards Board of Japan on October 31, 2003).

As a result of adopting the accounting standard and the guidance, income before income taxes and minority interests decreased ¥3,008 million ($25,607 thousand). Accumulated impairment losses are deducted from book values of related fixed assets.

(p) Accrued bonuses

Accrued bonuses for employees are reasonably estimated.

(q) Provision for product warranty

Provision for product warranty is based on past experience and separately provided when reasonably estimable.

(r) Provision for restructuring of the commercial aircraft manufacturing business

This provision is for estimated charges as the Company has reached a basic agreement with respect to partial transfer of its manufacturing work on "EMBRAER 190" airplanes to Embraer—Empresa Brasileira de Aeronáutica S.A., which is the Brazilian co-developer of the airplane.

(s) Provision for losses on construction contracts

The provision for losses on uncompleted construction contracts at the fiscal year-end is made when substantial losses are anticipated for the next fiscal year and later and such losses can be reasonably estimated.

(t) Income taxes

The asset and liability approach is used to recognize deferred tax assets and liabilities for loss carryforwards and the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

(u) Employee's retirement and severance benefits

Employees who terminate their services with the Company and its domestic consolidated subsidiaries are generally entitled to lump-sum payments, the amounts of which are determined by reference to their current basic rates of pay and length of service.

The liabilities and expenses for retirement and severance benefits are determined based on the amounts actuarially calculated using certain assumptions. The Company and its domestic consolidated subsidiaries provided the allowance for employees' retirement and severance benefits based on the estimated amounts of projected benefit obligation and fair value of plan assets (including retirement benefit trust).

The excess of the projected benefit obligation over the liabilities for retirement and severance benefits recorded as of April 1, 2000 (the "net transition obligation") is being recognized in expenses in equal amounts primarily over 10 years commencing with the year ended March 31, 2001. Actuarial gains and losses and prior service costs are recognized in expenses in equal amounts, within the average of the estimated remaining service lives of the employees, commencing with the following and the current period, respectively.

Employees of the Company's overseas consolidated subsidiaries are generally covered by various pension plans, accounted for in accordance with generally accepted accounting principles in the country of domicile.

With corporate separation of the crushing machinery business on April 1, 2005, the Company provided the allowance for retirement and severance benefits to fully amortize net transition obligation for employees of crushing machinery business in the amount of ¥1,315 million ($12,243 thousand).

(v) Hedge accounting

The Company and its consolidated subsidiaries employ deferred hedge accounting. If derivative financial instruments are used as hedges and meet certain hedging criteria, the Company and its consolidated subsidiaries defer recognition of gains or losses resulting from changes in fair value of derivative financial instruments until the related losses or gains on the hedged items are recognized.

(w) Finance leases

For the Company and its domestic consolidated subsidiaries, finance leases that do not transfer ownership and do not have bargain purchase provisions are accounted for in the same manner as operating leases in accordance with Japanese GAAP.

(x) Earnings per share

The computations of earnings per share shown in the consolidated statements of income are based upon net income available to common stockholders and weighted average number of shares outstanding during each period.

Diluted earnings per share is computed based on the assumption that all dilutive convertible bonds were converted at the beginning of the year.

(y) Cash dividends

Per share amounts of cash dividends for each period represent dividends declared as applicable to the respective year.

(z) Reclassifications

Certain prior year amounts have been reclassified to conform to the 2006 presentation. These changes had no impact on previously reported results of operations or shareholders' equity.

3. Inventories

Inventories as of March 31, 2006 and 2005 are comprised as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Finished products	¥ 73,346	¥ 58,716	$ 624,381
Work in process	250,542	222,919	2,132,817
Raw materials and supplies	59,129	50,698	503,354
Total	¥383,017	¥332,333	$3,260,552

4. Securities

(a) Acquisition costs and book values (fair values) of available-for-sale securities with available fair values as of March 31, 2006 and 2005 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2006			
	Acquisition cost	Book value	Difference	Difference
Securities with book values exceeding acquisition costs:				
Equity securities	¥7,553	¥31,378	¥23,825	$202,818
Other securities:				
Equity securities	107	80	(27)	(230)
Total	¥7,660	¥31,458	¥23,798	$202,588

	Millions of yen		
	2005		
	Acquisition cost	Book value	Difference
Securities with book values exceeding acquisition costs:			
Equity securities	¥13,200	¥42,302	¥29,102
Other securities:			
Equity securities	450	355	(95)
Total	¥13,650	¥42,657	¥29,007

(b) Acquisition costs and book values of held-to-maturity debt securities with available fair values as of March 31, 2006 were as follows:

	Millions of yen			Thousands of U.S. dollars
	2006			
	Acquisition cost	Book value	Difference	Difference
Securities with book values exceeding acquisition costs:				
Bonds	¥303	¥293	¥(10)	$(85)

(c) Book values of investments in securities with no available fair values as of March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
	Book value	Book value	Book value
Held-to-maturity debt securities:			
Non-listed securities	¥ 3	¥ 3	$ 26
Available-for-sale securities:			
Equity securities	9,357	9,209	79,655
Other	6,722	5,044	57,223
Total	¥16,079	¥14,253	$136,878
Equity securities issued by non-consolidated subsidiaries and affiliated companies:			
Subsidiaries	¥ 97	¥ 9	$ 826
Affiliated companies	5,905	4,415	50,268
Total	¥ 6,002	¥ 4,424	$ 51,094

(d) Sales amounts of available-for-sale securities and related gains and losses for the years ended March 31, 2006, 2005 and 2004 were as follows:

	Millions of yen			Thousands of U.S. dollars		
	2006					
	Sales amounts	Gains	Losses	Sales amounts	Gains	Losses
Equity securities	¥6,319	¥4,398	¥(18)	$53,792	$37,439	$(153)

	Millions of yen		
	2005		
	Sales amounts	Gains	Losses
Equity securities	¥5,341	¥3,791	¥(1)

	Millions of yen		
	2004		
	Sales amounts	Gains	Losses
Equity securities	¥1,750	¥930	¥(245)

5. Investments in non-consolidated subsidiaries and affiliates

Investments in non-consolidated subsidiaries and affiliates as of March 31, 2006 and 2005 were ¥19,291 million ($164,221 thousand) and ¥12,857 million, respectively.

6. Goodwill

Goodwill included in intangible and other assets was as follows:

Millions of yen		Thousands of U.S. dollars
2006	2005	2006
¥1,085	¥1,702	$9,236

7. Short-term borrowings and long-term debt

Short-term borrowings and long-term debt as of March 31, 2006 and 2005 were comprised as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Short-term borrowings:			
Short-term debt, principally bank loans, bearing average interest rates of 2.325 percent and 1.823 percent as of March 31, 2006 and 2005, respectively	¥113,758	¥106,096	$ 968,400
Current portion of long-term debt, bearing average interest rates of 1.723 percent and 1.613 percent as of March 31, 2006 and 2005, respectively	48,988	40,509	417,026
Total short-term debt	¥162,746	¥146,605	$1,385,426
Long-term debt:			
Loans from banks and other financial institutions, partly secured by mortgage or other collateral, due from 2005 to 2035, bearing average interest rates of 1.175 percent and 1.322 percent as of March 31, 2006 and 2005, respectively	¥ 73,865	¥ 74,502	$ 628,799
Notes and bonds issued by the Company:			
1.50–1.67 percent notes due 2005	—	10,000	—
1.87 percent notes due 2006	10,000	10,000	85,128
2.00 percent notes due 2007	10,000	10,000	85,128
2.51–2.775 percent notes due 2008	20,000	20,000	170,256
1.07–2.33 percent notes due 2009	20,000	20,000	170,256
1.60 percent notes due 2011	10,000	10,000	85,128
0.75 percent convertible bonds due 2005	—	9,609	—
1.10 percent convertible bonds due 2006	17,118	17,118	145,723
0.90 percent convertible bonds due 2008	7,520	7,520	64,016
1.00 percent convertible bonds due 2011	7,039	7,039	59,922
Zero coupon convertible bonds due 2010*	5,868	25,000	49,953
Zero coupon convertible bonds due 2011*	22,635	25,000	192,688
Notes issued by subsidiaries:			
1.31 percent notes due 2006	2,000	2,000	17,026
	206,045	247,788	1,754,023
Less portion due within one year	(48,988)	(40,509)	(417,026)
Total long-term debt	¥157,057	¥207,279	$1,336,997

*All the decreases in the zero coupon convertible bonds due 2010 and 2011 in the year ended March 31, 2006 resulted from conversions.

The convertible bonds due 2006 through 2011 as of March 31, 2006 were convertible into 298,177,218 shares of common stock at the option of the holders at prices of ¥459 ($3.91), ¥598 ($5.09), ¥182 ($1.55) or ¥232 ($1.97) per share. The conversion prices are subject to adjustments under specified conditions.

As of March 31, 2006 and 2005, the following assets were pledged as collateral for short-term borrowings and long-term debt:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Inventories	¥ —	¥ 8,861	$ —
Land	2,279	2,774	19,401
Buildings	3,416	3,932	29,080
Machinery and equipment	—	186	—
Other investments	318	45	2,707
Total	¥6,013	¥15,798	$51,188

As of March 31, 2006 and 2005, debt secured by the above pledged assets was as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Trade payables	¥ 58	¥ 105	$ 494
Short-term and long-term debt	7,680	19,890	65,378
Total	¥7,738	¥19,995	$65,872

The aggregate annual maturities of long-term debt as of March 31, 2006 were as follows:

Year ending March 31,	Millions of yen	Thousands of U.S. dollars
2007	¥ 48,988	$ 417,026
2008	31,953	272,010
2009	24,997	212,795
2010	30,048	255,793
2011 and thereafter	70,059	596,398
Total	¥206,045	$1,754,022

8. Employees' retirement and severance benefits

The liabilities for employees' retirement and severance benefits included in the liability section of the consolidated balance sheets as of March 31, 2006 and 2005 consisted of the following:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Projected benefit obligation	¥ 190,774	¥185,116	$1,624,023
Unrecognized prior service costs	18,366	20,529	156,346
Unrecognized actuarial differences	13,430	(4,282)	114,327
Less fair value of pension assets	(105,083)	(66,706)	(894,552)
Less unrecognized net transition obligation	(50,101)	(62,953)	(426,500)
Prepaid pension cost	1,727	813	14,702
Liability for retirement and severance benefits	¥ 69,113	¥ 72,517	$ 588,346

The amount of net transition obligation of retirement and severance benefits for employees of crushing machinery business was fully amortized in the year ended March 31, 2005.

Retirement and severance benefit expenses in the consolidated statements of income for the years ended March 31, 2006, 2005 and 2004 were comprised as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Service costs—benefits earned during the year	¥ 8,548	¥ 8,742	¥ 9,091	$ 72,768
Interest cost on projected benefit obligation	4,512	4,854	5,862	38,410
Expected return on plan assets	(860)	(799)	(751)	(7,321)
Amortization of actuarial differences	1,664	1,932	2,780	14,165
Amortization of prior service costs	(2,248)	(1,720)	(783)	(19,137)
Amortization of net transition obligation	12,989	13,969	13,342	110,573
Contribution to the defined contribution pension plans	367	273	—	3,124
Retirement and severance benefit expenses	¥24,972	¥27,251	¥29,541	$212,582

"Amortization of actuarial differences" and "Amortization of net transition obligation" in the year ended March 31, 2005 include full amortization of the net transition obligation of retirement and severance benefits for employees of the crushing machinery business.

Basic assumptions and information used to calculate the retirement and severance benefits were as follows:

	2006	2005	2004
Discount rate	mainly 2.5%	mainly 2.5%	mainly 2.5%
Expected rate of return on plan assets			
(For the Company and consolidated domestic subsidiaries)	0.0 to 3.5%	0.0 to 3.5%	0.0 to 3.5%
(For consolidated overseas subsidiaries)	7.75%	8.0%	8.0%
Amortization period for prior service costs	10 to 15 years	10 to 15 years	10 to 15 years
Amortization period for actuarial gains and losses	10 to 15 years	10 to 15 years	10 to 15 years
Amortization period for transition obligation	mainly 10 years	mainly 10 years	mainly 10 years

Effective fiscal year 2004, the Company and certain of its consolidated subsidiaries partly introduced defined contribution pension plans and cash balance pension plans.

9. Contingent liabilities

Contingent liabilities as of March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
As drawer of trade notes discounted	¥ 84	¥ 85	$ 715
As endorser of trade notes	—	75	—
As guarantor of indebtedness of employees, unconsolidated subsidiaries and affiliates, and others	23,903	21,256	203,482
As issuer of 1.67 percent notes due 2005*	—	10,000	—

*Based on a debt assumption agreement with a financial institution, the Company transferred the debt repayment obligation for 1.67 percent notes due 2005 to the financial institution in the year ended March 31, 2005.

10. Shareholders' equity

(a) Capital surplus

Under the Commercial Code of Japan, the entire amount of the issue price of shares is required to be accounted for as capital, although a company may, by resolution of its Board of Directors, account for an amount not exceeding one-half of the issue price of the new shares as additional paid-in capital, which is included in capital surplus.

The Commercial Code provides that an amount equal to at least 10 percent of cash dividends and other cash appropriations shall be appropriated and set aside as a legal earnings reserve until the total amount of legal earnings reserve and additional paid-in capital equals 25 percent of common stock. The total amount of legal earnings reserve and additional paid-in capital of the Company has reached 25 percent of common stock, and therefore the Company is not required to provide any more legal earnings reserve.

The legal earnings reserve and additional paid-in capital may be used to eliminate or reduce a deficit by resolution of the shareholders' meeting or may be capitalized by resolution of the Board of Directors. On condition that the total amount of legal earnings reserve and additional paid-in capital remains being equal to or exceeding 25 percent of common stock, they are available for distribution by the resolution of shareholders' meeting. Legal earnings reserve is included in retained earnings in the accompanying financial statements.

(b) Dividends

The maximum amount that the Company can distribute as dividends is calculated based on the non-consolidated financial statements of the Company in accordance with the Commercial Code of Japan.

(c) Restrictions on dividends

Under the terms of indentures for certain convertible bonds due through 2007, cumulative cash dividend payments by the Company are not to exceed an amount equivalent to accumulated net income of the Company earned during the years such securities are outstanding plus ¥10,000 million.

11. Research and development expenses

Research and development expenses, included in selling, general and administrative expenses, were as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Research and development expenses	¥27,040	¥13,183	¥14,741	$230,186

Through the year ended March 31, 2005, expenses to develop new models in the Consumer Product and Machinery business had not been presented as research and development expenses. However, as the proportion of the business in the Company grew, the Company decided to include such expenses in research and development expenses commencing in the year ended March 31, 2006 to improve the usefulness for the readers' decision making and comparability of the financial statements.

As a result of this change, research and development expenses increased ¥14,417 million ($122,729 thousand). Applied retroactively for the year ended March 31, 2005, research and development expenses would have been ¥26,460 million ($225,249 thousand) under the new recording method.

12. Other income (expenses): other, net

Other income (expenses): other, net in the consolidated statements of income is comprised as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Gain on sales of marketable securities and investments in securities	¥ 4,380	¥ 3,774	¥ 918	$ 37,286
Gain on sales of property, plant and equipment	—	2,865	1,150	—
Gain on sales of subsidiaries' shares	277	—	117	2,358
Foreign exchange gain (loss), net	(8,901)	166	(2,875)	(75,773)
Loss on disposal of inventories	—	(2,141)	(1,702)	—
Amortization of certain subsidiaries' net transition obligation of retirement and severance benefits	—	(205)	(205)	—
Loss on reorganization of crushing machinery business	—	(1,315)	—	—
Additional costs of plant construction	—	(1,825)	—	—
Loss on business reorganization	—	—	(754)	—
Loss on factory closure	—	—	(1,206)	—
Gain on contribution of securities to the pension trust (a)	12,901	—	—	109,824
Loss on the restructuring of the commercial aircraft manufacturing business (b)	(15,816)	—	—	(134,639)
Loss on impairment of fixed assets (c)	(3,008)	—	—	(25,607)
Loss on cleaning of ground pollution (d)	(1,054)	—	—	(8,973)
Loss on breach of the Antimonopoly Act (e)	(731)	—	—	(6,223)
Loss on sales of subsidiaries' shares	(155)	—	—	(1,319)
Other, net	(4,039)	(2,949)	(3,594)	(34,382)
Total	¥(16,146)	¥(1,630)	¥(8,151)	$(137,448)

(a) "Gain on contribution of securities to the pension trust" resulted from additional contributions of investment securities to the pension trust.

(b) Loss on the restructuring of the commercial aircraft manufacturing business

As the aerospace business has been receiving requests for sharp increases in production of commercial aircraft including Boeing aircraft, the Company concluded it would be difficult to accept all of the requests. As a result of reassessment of our corporate resources in this business, the Company reached a basic agreement with respect to partial transfer of its manufacturing work on "EMBRAER 190" airplanes to Embraer—Empresa Brasileira de Aeronáutica S.A., which is our Brazilian co-developer of the airplane. This transfer gave rise to a loss of ¥15,816 million ($134,639 thousand) composed of expected charges on us for the transfer, a loss on impairment of work in process and expenses regarding a subsidiary named Kawasaki Aeronautica Do Brasil Industria Ltda. which is expected to be liquidated.

The amount of loss comprised the following:

	Millions of yen	Thousands of U.S. dollars
Expected charges on us for the transfer	¥ 6,977	$ 59,394
Loss on impairment of work in process	6,259	53,282
Expenses for liquidation of a subsidiary	2,580	21,963
Total	¥15,816	$134,639

(c) Loss on impairment of fixed assets

Because profitability or market prices of some asset groups declined, the Company and its domestic consolidated subsidiaries reduced the book value of such assets to the recoverable amounts.

Assets are grouped mainly by units of business and significant assets for rent or which are idling are treated separately.

The recoverable amounts were measured by net sales value and the net sales value is estimated by appraisal or property tax assessment.

The asset groups for which the Company and subsidiaries recognized impairment losses for the year ended March 31, 2006 were as follows:

Function or status	Location	Type of asset
Assets for golf links	Tomakomai city, Hokkaido	Golf course and buildings, etc.
Idle assets	Chuo-ku, Kobe city etc.	Land, etc.

The amounts of impairment losses consisted of the following:

	Millions of yen	Thousands of U.S. dollars
Land	¥ 618	$ 5,261
Golf course	1,086	9,245
Buildings, etc.	1,304	11,101
	¥3,008	$25,607

(d) "Loss on cleaning of ground pollution" was due to the ground pollution at the former Yachiyo works.

(e) "Loss on breach of the Antimonopoly Act" is due to assessments etc. that The Fair Trade Commission of Japan imposed on the Company with regard to bids of steel bridges.

13. Income taxes

Income taxes in Japan applicable to the Company and its domestic consolidated subsidiaries consist of corporation tax (national tax) and enterprise and inhabitants taxes (local taxes) which, in the aggregate, result in normal statutory tax rates of approximately 40.5 percent for the years ended March 31, 2006 and 2005.

The significant differences between the statutory and effective tax rates for the year ended March 31, 2006 are as follows:

	2006
Statutory tax rate	40.5%
Research and development tax credit	(11.5)
Other	(2.0)
Effective tax rate	27.0%

For the years ended March 31, 2005 and 2004, the differences were not significant.

Significant components of deferred tax assets and liabilities as of March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Deferred tax assets:			
Accrued bonuses	¥ 6,943	¥ 6,081	$ 59,105
Retirement benefits	45,169	34,255	384,515
Allowance for doubtful receivables	1,706	3,458	14,523
Inventories—intercompany profits	4,536	3,383	38,614
Fixed assets—intercompany profits	732	964	6,231
Depreciation	1,195	1,319	10,173
Net operating loss carryforwards	10,246	9,274	87,222
Unrealized loss of marketable securities, investments in securities and other	2,977	1,275	25,343
Other	19,189	6,189	163,352
Gross deferred tax assets	92,693	66,198	789,078
Less valuation allowance	(8,454)	(7,166)	(71,967)
Total deferred tax assets	84,239	59,032	717,111
Deferred tax liabilities:			
Deferral of gain on sale of fixed assets	5,120	5,065	43,586
Net unrealized gain on securities	10,600	11,444	90,236
Unrealized gain on uncompleted contracts	155	576	1,319
Unrealized gain on contribution of securities to the pension trust	5,996	—	51,043
Other	5,628	4,765	47,910
Total deferred tax liabilities	27,499	21,850	234,094
Net deferred tax assets	¥56,740	¥37,182	$483,017

14. Retained earnings ("other")

This decrease of retained earnings for the year ended March 31, 2006, mainly resulted from the cumulative effect of a new accounting standard in the United Kingdom regarding the unrecognized pension liability of a subsidiary, Kawasaki Precision Machinery (U.K.) Limited.

15. Additional payment of construction cost

Additional payment of construction cost in the consolidated statements of cash flows was caused by the compensation mainly for delay of plant construction.

16. Reimbursement of overcharged accounts receivable

Reimbursement of overcharged accounts receivable in the consolidated statements of cash flows was made by NIPPI Corporation, a consolidated subsidiary, under contracts mainly with the Japan Defense Agency.

17. Significant non-cash transactions

The increases in common stock and capital surplus and the decrease of the convertible bonds due to conversion of convertible bonds in the year ended March 31, 2006 was as follows:

	Millions of yen	Thousands of U.S. dollars
Increase of common stock due to conversion	¥10,658	$ 90,729
Increase of capital surplus due to conversion	10,658	90,729
Decrease of the convertible bonds due to conversion	21,497	183,000

The sum of the increases of common stock and capital surplus differed from decrease of the convertible bonds because the Company provided the bondholders with treasury stock instead of the issuance of new shares.

18. Derivative transactions

Since the Company and its consolidated subsidiaries operate internationally and have a substantial volume of export and import transactions, they enter into foreign currency exchange and option transactions in order to manage the risks of fluctuations in exchange rates in relation to foreign currency denominated assets, liabilities and future transactions.

The Company and its consolidated subsidiaries also enter into interest swap and option transactions to hedge against future fluctuations in interest rates on borrowings, primarily to fix, cap or collar interest rates on variable rate debt.

The Company and its consolidated subsidiaries' purpose for purchasing derivatives is to hedge against risks of fluctuations in currency exchange rates and interest rates rather than to be exposed to such risks through dealing or speculation.

For derivative transactions that meet the conditions for hedge accounting, the Company and its consolidated subsidiaries apply hedge accounting principles. Derivative transactions that meet the conditions for hedge accounting are required to be disclosed.

In order to minimize credit risk, the Company and its consolidated subsidiaries use only highly-rated international financial institutions as counterparties to derivative transactions.

The Company and its consolidated subsidiaries have established policies that restrict the use of derivative instruments, including limits as to the purpose, nature, type and amount, and that require reporting and review in order to control the use of derivatives and manage risk.

(a) Outstanding positions and recognized gains and losses at March 31, 2006 are as follows:

	Millions of yen			Thousands of U.S. dollars
	Contract amount	Market value	Gain (loss)	Gain (loss)
Currency related contracts:				
Foreign exchange contracts:				
To sell	¥72,195	¥75,141	¥(2,946)	$(25,078)
To purchase	897	935	38	323
Option contracts:				
To sell	1,379	47	(18)	(153)
To purchase	1,350	0	(29)	(247)
Total			¥(2,955)	$(25,155)

(b) Outstanding positions and recognized gains and losses at March 31, 2005 are as follows:

	Millions of yen		
	Contract amount	Market value	Gain (loss)
Currency related contracts:			
Foreign exchange contracts:			
To sell	¥79,799	¥81,013	¥(1,214)
To purchase	1,542	1,554	12
Option contracts:			
To sell	2,425	40	7
To purchase	2,340	8	(39)
Total			¥(1,234)

19. Finance leases

Finance lease information, as required to be disclosed in Japan, for the respective years is as follows:

(a) As lessee

The original costs of leased assets under non-capitalized finance leases and accumulated depreciation, assuming they are calculated on the straight-line method over lease terms, as of March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Property, plant and equipment	¥ 27,670	¥ 25,149	$ 235,550
Accumulated depreciation	(12,079)	(11,602)	(102,826)
	¥ 15,591	¥ 13,547	$ 132,724
Intangible assets	¥ 1,351	¥ 1,636	$ 11,501
Accumulated amortization	(936)	(1,070)	(7,968)
	¥ 415	¥ 566	$ 3,533

The present values of future minimum lease payments under non-capitalized finance leases as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Current portion	¥ 4,454	¥ 4,381	$ 37,916
Non-current portion	12,446	10,693	105,951
Total	¥16,900	¥15,074	$143,867

Lease payments and "as if capitalized" depreciation and amortization and interest expense for non-capitalized finance leases were as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Lease payments	¥4,789	¥5,034	¥5,109	$40,768
Depreciation and amortization	4,469	4,685	4,762	38,044
Interest	325	384	431	2,767

(b) As lessor

The original costs of leased assets under finance leases and accumulated depreciation, as of March 31, 2006 and 2005 were as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Property, plant and equipment	¥ 1,629	¥1,498	$13,867
Accumulated depreciation	(1,061)	(947)	(9,032)
	¥ 568	¥ 551	$ 4,835
Intangible assets	¥ 65	¥ 102	$ 553
Accumulated amortization	(41)	(78)	(349)
	¥ 24	¥ 24	$ 204

The present values of future minimum lease payments to be received under finance leases as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Current portion	¥ 428	¥ 470	$3,644
Non-current portion	730	727	6,214
Total	¥1,158	¥1,197	$9,858

Lease payments received, depreciation and amortization and interest on finance leases were as follows:

	Millions of yen			Thousands of U.S. dollars
	2006	2005	2004	2006
Lease payments received	¥295	¥311	¥328	$2,511
Depreciation and amortization	263	265	288	2,239
Interest	27	30	41	230

20. Operating leases

The present values of future minimum lease payments under operating leases as of March 31, 2006 and 2005 are as follows:

	Millions of yen		Thousands of U.S. dollars
	2006	2005	2006
Current portion	¥ 454	¥ 395	$3,865
Non-current portion	718	1,024	6,112
Total	¥1,172	¥1,419	$9,977

21. Segment information

Industry segments of the Company and its consolidated subsidiaries are classified based on its internal company system: 1) Shipbuilding, 2) Rolling Stock, Construction Machinery & Crushing Plant, 3) Aerospace, 4) Gas Turbines & Machinery, 5) Plant & Infrastructure Engineering, 6) Consumer Products & Machinery, and 7) Other.

The Shipbuilding segment manufactures and sells ships, submarines and maritime application equipment. Operations within the Rolling Stock, Construction Machinery & Crushing Plant segment include the production and sale of rolling stock, construction machines and crushing plants. Products manufactured and sold by the Aerospace segment include airplanes and helicopters. The Gas Turbines & Machinery segment manufactures and sells gas turbines, airplane engines and prime movers. Operations within the Plant & Infrastructure Engineering segment include the production and sale of boilers, chemical and cement plants, refuse incineration plants and steel bridges. Products manufactured and sold by the Consumer Products & Machinery segment include motorcycles, ATVs (All-Terrain Vehicles) and Jet Ski® watercraft. Operations within the Other segment include the production and sale of hospital respiration & medical equipment and hydraulic components. The operations also involve trade, mediation of overseas sales and orders and other activities.

(a) Information by industry segment

	Millions of yen							
	2006							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 109,697	¥ 1,428	¥ 111,125	¥ 112,833	¥ (1,708)	¥ 105,210	¥ 2,700	¥ 1,990
Rolling Stock & Construction Machinery	168,306	917	169,223	160,419	8,804	179,478	2,350	3,272
Aerospace	218,533	2,013	220,546	210,845	9,701	268,871	5,295	12,113
Gas Turbines & Machinery	161,431	16,937	178,368	171,564	6,804	140,900	2,804	2,893
Plant & Infrastructure Engineering	164,506	20,972	185,478	193,972	(8,494)	135,448	1,859	733
Consumer Products & Machinery	366,960	6,759	373,719	353,819	19,900	280,972	11,020	15,480
Other	133,054	46,758	179,812	173,154	6,658	168,334	2,747	4,227
Total	1,322,487	95,784	1,418,271	1,376,606	41,665	1,279,213	28,775	40,708
Eliminations and corporate	—	(95,784)	(95,784)	(95,914)	130	4,872	1,776	1,016
Consolidated total	¥1,322,487	¥ —	¥1,322,487	¥1,280,692	¥41,795	¥1,284,085	¥30,551	¥41,724

	Millions of yen							
	2005							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 87,081	¥ 1,125	¥ 88,206	¥ 87,175	¥ 1,031	¥ 100,996	¥ 2,359	¥ 1,630
Rolling Stock, Construction Machinery & Crushing Plant	171,731	1,445	173,176	165,424	7,752	157,419	2,437	2,629
Aerospace	188,255	1,960	190,215	184,130	6,085	223,010	5,221	8,163
Gas Turbines & Machinery	141,366	19,758	161,124	158,443	2,681	124,063	2,971	2,374
Plant & Infrastructure Engineering	191,012	15,353	206,365	220,823	(14,458)	153,685	1,942	640
Consumer Products & Machinery	338,450	5,036	343,486	326,784	16,702	253,958	11,865	10,191
Other	123,697	43,254	166,951	161,939	5,012	156,040	2,714	3,370
Total	1,241,592	87,931	1,329,523	1,304,718	24,805	1,169,171	29,509	28,997
Eliminations and corporate	—	(87,931)	(87,931)	(87,870)	(61)	25,302	2,046	695
Consolidated total	¥1,241,592	¥ —	¥1,241,592	¥1,216,848	¥ 24,744	¥1,194,473	¥31,555	¥29,692

	Millions of yen							
	2004							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	¥ 94,939	¥ 976	¥ 95,915	¥ 98,276	¥ (2,361)	¥ 89,850	¥ 2,442	¥ 5,294
Rolling Stock, Construction Machinery & Crushing Plant	120,597	2,950	123,547	119,225	4,322	127,786	2,612	3,393
Aerospace	173,783	1,713	175,496	171,252	4,244	221,960	4,959	9,030
Gas Turbines & Machinery	136,468	14,958	151,426	146,890	4,536	124,065	2,962	2,955
Plant & Infrastructure Engineering	191,412	12,882	204,294	203,075	1,219	177,888	2,019	1,105
Consumer Products & Machinery	318,325	3,982	322,307	315,057	7,250	240,242	12,422	15,016
Other	124,728	42,039	166,767	163,520	3,247	138,803	2,709	2,053
Total	1,160,252	79,500	1,239,752	1,217,295	22,457	1,120,594	30,125	38,846
Eliminations and corporate	—	(79,500)	(79,500)	(79,293)	(207)	36,310	2,465	2,656
Consolidated total	¥1,160,252	¥ —	¥1,160,252	¥1,138,002	¥22,250	¥1,156,904	¥32,590	¥41,502

	Thousands of U.S. dollars							
	2006							
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets	Depreciation and amortization	Capital expenditures
Shipbuilding	$ 933,830	$ 12,156	$ 945,986	$ 960,526	$ (14,540)	$ 895,633	$ 22,985	$ 16,940
Rolling Stock & Construction Machinery	1,432,757	7,806	1,440,563	1,365,617	74,946	1,527,862	20,005	27,854
Aerospace	1,860,330	17,137	1,877,467	1,794,884	82,583	2,288,848	45,075	103,116
Gas Turbines & Machinery	1,374,232	144,181	1,518,413	1,460,492	57,921	1,199,455	23,870	24,628
Plant & Infrastructure Engineering	1,400,409	178,531	1,578,940	1,651,247	(72,307)	1,153,043	15,825	6,240
Consumer Products & Machinery	3,123,861	57,538	3,181,399	3,011,995	169,404	2,391,862	93,811	131,778
Other	1,132,664	398,042	1,530,706	1,474,027	56,679	1,432,996	23,385	35,984
Total	11,258,083	815,391	12,073,474	11,718,788	354,686	10,889,699	244,956	346,540
Eliminations and corporate	—	(815,391)	(815,391)	(816,498)	1,107	41,475	15,119	8,649
Consolidated total	$11,258,083	$ —	$11,258,083	$10,902,290	$355,793	$10,931,174	$260,075	$355,189

Effective April 1, 2004, the Company changed its accounting policy for the percentage-of-completion method to be applied to long-term contracts exceeding ¥3,000 million. Previously, it had been applied to long-term contracts exceeding ¥5,000 million. As a result of this change, in Aerospace, External sales and Total sales increased ¥3,635 million and Operating income increased ¥363 million. In Plant & Infrastructure Engineering, External sales and Total sales increased ¥12,189 million and Operating loss decreased ¥1,772 million in the year ended March 31, 2005

(b) Information by geographic area

	Millions of yen					
	2006					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥ 986,266	¥ 247,228	¥1,233,494	¥1,192,245	¥41,249	¥1,074,688
North America	222,477	16,588	239,065	237,651	1,414	159,169
Europe	80,818	4,053	84,871	83,308	1,563	63,254
Asia	24,800	16,975	41,775	40,315	1,460	24,285
Other areas	8,126	141	8,267	8,893	(626)	7,324
Total	1,322,487	284,985	1,607,472	1,562,412	45,060	1,328,720
Eliminations and corporate	—	(284,985)	(284,985)	(281,720)	(3,265)	(44,635)
Consolidated total	¥1,322,487	¥ —	¥1,322,487	¥1,280,692	¥41,795	¥1,284,085

	Millions of yen					
	2005					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥ 936,237	¥ 208,048	¥1,144,285	¥1,123,267	¥21,018	¥ 996,923
North America	196,840	15,212	212,052	210,805	1,247	127,798
Europe	78,027	3,835	81,862	81,448	414	57,218
Asia	25,145	15,898	41,043	39,171	1,872	20,252
Other areas	5,343	99	5,442	5,818	(376)	3,664
Total	1,241,592	243,092	1,484,684	1,460,509	24,175	1,205,855
Eliminations and corporate	—	(243,092)	(243,092)	(243,661)	569	(11,382)
Consolidated total	¥1,241,592	¥ —	¥1,241,592	¥1,216,848	¥24,744	¥1,194,473

	Millions of yen					
	2004					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	¥ 877,222	¥ 182,132	¥1,059,354	¥1,038,482	¥20,872	¥ 975,129
North America	187,216	15,267	202,483	202,886	(403)	115,262
Europe	70,951	4,595	75,546	74,912	634	46,762
Asia	19,756	13,942	33,698	33,062	636	19,420
Other areas	5,107	88	5,195	5,345	(150)	2,846
Total	1,160,252	216,024	1,376,276	1,354,687	21,589	1,159,419
Eliminations and corporate	—	(216,024)	(216,024)	(216,685)	661	(2,515)
Consolidated total	¥1,160,252	¥ —	¥1,160,252	¥1,138,002	¥22,250	¥1,156,904

	Thousands of U.S. dollars					
	2006					
	External sales	Intersegment sales	Total sales	Operating expenses	Operating income (loss)	Total assets
Japan	$ 8,395,897	$ 2,104,605	$10,500,502	$10,149,357	$351,145	$ 9,148,617
North America	1,893,905	141,211	2,035,116	2,023,079	12,037	1,354,976
Europe	687,988	34,503	722,491	709,185	13,306	538,469
Asia	211,118	144,505	355,623	343,194	12,429	206,733
Other areas	69,175	1,200	70,375	75,704	(5,329)	62,348
Total	11,258,083	2,426,024	13,684,107	13,300,519	383,588	11,311,143
Eliminations and corporate	—	(2,426,024)	(2,426,024)	(2,398,229)	(27,795)	(379,969)
Consolidated total	$11,258,083	$ —	$11,258,083	$10,902,290	$355,793	$10,931,174

Effective April 1, 2004, the Company changed its accounting policy for the percentage-of-completion method to be applied to long-term contracts exceeding ¥3,000 million. Previously, it had been applied to long-term contracts exceeding ¥5,000 million.

As a result of this change, in Japan, External sales and Total sales increased ¥15,824 million and operating income increased ¥2,135 million in the year ended March 31, 2005.

North America includes mainly the U.S.A. and Canada. Europe includes mainly the Netherlands, the United Kingdom and Germany. Asia includes Thailand, Indonesia, the Philippines and Korea. Other areas include mainly Australia and Brazil.

(c) Corporate assets

Included in eliminations and corporate in (a) and (b) above under total assets are corporate assets of ¥110,476 million ($940,461 thousand), ¥121,602 million and ¥115,811 million at March 31, 2006, 2005 and 2004, respectively, which are mainly comprised of cash and time deposits of the Company and property, plant, equipment and intangible assets of the Company's Head Office.

(d) Overseas sales

Overseas sales consist of the total sales of the Company and its consolidated subsidiaries made outside of Japan. Overseas sales information, for the respective years were as follows:

	Millions of yen	%	Millions of yen	%	Millions of yen	%	Thousands of U.S. dollars
	2006		2005		2004		2006
	Overseas sales	Against net sales	Overseas sales	Against net sales	Overseas sales	Against net sales	Overseas sales
North America	¥282,149	21.3%	¥236,847	19.0%	¥240,121	20.7%	$2,401,881
Europe	109,060	8.2	100,362	8.1	109,026	9.4	928,407
Asia	197,503	14.9	171,461	13.8	91,908	7.9	1,681,306
Other areas	107,103	8.2	105,274	8.5	81,824	7.1	911,748
Total	¥695,815	52.6%	¥613,944	49.4%	¥522,879	45.1%	$5,923,342

Effective April 1, 2004, the Company changed its accounting policy for the percentage-of-completion method to be applied to long-term contracts exceeding ¥3,000 million. Previously, it had been applied to long-term contracts exceeding ¥5,000 million. This change had insignificant effect on overseas sales.

North America includes mainly the U.S.A. and Canada. Europe includes mainly the Netherlands, the United Kingdom and Norway. Asia includes Taiwan, China, Korea, the Philippines and Indonesia. Other areas include mainly Panama, Brazil and Australia.

22. Additional information

(a) On April 1, 2003, NIPPI Corporation became a wholly-owned subsidiary of the Company by exchange of shares. The acquisition has been accounted for under the purchase method, with the excess of the purchase price over the estimated fair value of the net assets acquired included in goodwill in the amount of ¥2,974 million.

(b) Effective April 1, 2004, the Company changed the accounting periods for consolidation of five subsidiaries (Kawasaki Motors Japan Ltd., Kawasaki Motors Corp., U.S.A., Kawasaki Motors Europe N.V., and two other subsidiaries) from the 12 months ended December 31 to the 12 months ended March 31 to improve transparency and quality of consolidated financial statements.

The effect of this change was to decrease the Company's retained earnings as of the beginning of this fiscal year by ¥222 million in the year ended March 31, 2005.

(c) Until for the year ended March 31, 2005, the Company and its domestic consolidated subsidiaries provided for retirement and severance benefits for directors and statutory auditors principally at 50 percent of the amount required if they retired at the balance sheet date. Effective April 1, 2005, the Company and its domestic consolidated subsidiaries terminated this plan and changed its presentation from "Directors' and statutory auditors' retirement and severance benefits" to other long-term liabilities in the consolidated balance sheet as of March 31, 2006.

23. Subsequent events

On June 27, 2006, the following appropriation of non-consolidated retained earnings was approved at the ordinary meeting of shareholders of the Company:

	Millions of yen	Thousands of U.S. dollars
Cash dividends (¥3.0 per share)	¥4,673	$39,780

24. Other matters

(a) On August 31, 2005, the Company received a judgment from the Kyoto District Court requiring reimbursement of ¥1,144 million ($9,739 thousand) to Kyoto City in a suit brought by citizens of the city claiming that the Company unfairly bid on a construction contract for a garbage incineration facility in Kyoto City which the Company was awarded in 1996. On September 12, 2005, the Company appealed against the judgment to the Osaka High Court.

(b) On April 25, 2006, the Company received a judgment from the Fukuoka District Court requiring reimbursement of ¥2,088 million ($17,775 thousand) jointly with Hitachi Zosen Corporation and three other companies to Fukuoka City in a suit brought by citizens of the city claiming that the Company unfairly bid on a construction contract for a garbage incineration facility in Fukuoka City which Hitachi Zosen Corporation was awarded in 1996. On May 9, 2006, the Company appealed against the judgment to the Fukuoka High Court.

Report of Independent Public Accountants

To the Shareholders and the Board of Directors of Kawasaki Heavy Industries, Ltd.:

We have audited the accompanying consolidated balance sheets of Kawasaki Heavy Industries, Ltd. and consolidated subsidiaries as of March 31, 2006 and 2005, and the related consolidated statements of income, shareholders' equity and cash flows for each of the three years in the period ended March 31, 2006, expressed in Japanese yen. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to independently express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Kawasaki Heavy Industries, Ltd. and subsidiaries as of March 31, 2006 and 2005, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2006, in conformity with accounting principles generally accepted in Japan.

Without qualifying our opinion, we draw attention to the following.

(1) As discussed in Note 2. (g) to the consolidated financial statements, effective April 1, 2004, the Company changed its accounting policy for the percentage-of-completion method to be applied to long-term contracts

(2) As discussed in Note 2. (o) to the consolidated financial statements, effective April 1, 2005, the Company and its domestic consolidated subsidiaries adopted a new accounting standard for impairment of fixed assets.

The U.S. dollar amounts in the accompanying consolidated financial statements with respect to the year ended March 31, 2006 are presented solely for convenience. Our audit also included the translation of yen amounts into U.S. dollar amounts and, in our opinion, such translation has been made on the basis described in Note 1 to the consolidated financial statements.

KPMG AZSA & Co.

KPMG AZSA & Co.
Kobe, Japan
June 27, 2006

Directors, Corporate Auditors, and Executive Officers

DIRECTORS



Masamoto Tazaki
Chairman



Tadaharu Ohashi*
President



Masatoshi Terasaki*
Senior Executive Vice President



Takashi Yoshino*
Senior Vice President



Akira Matsuzaki*
Senior Vice President



Chikashi Motoyama*
Senior Vice President



Jiro Noguchi*
Senior Vice President



Masashi Segawa*
Senior Vice President



Shinichi Tamba*
Senior Vice President

CORPORATE AUDITORS

Tadao Ueda
Akira Tanoue
Hiroshi Kawamoto**
Kenzo Doi**

* Representative Director
** Outside Auditor

EXECUTIVE OFFICERS

President

Tadaharu Ohashi

Senior Executive Vice President

Masatoshi Terasaki

Senior Vice Presidents

Takashi Yoshino
President
Gas Turbines & Machinery Company

Akira Matsuzaki
General Manager
Corporate Technology Division

Chikashi Motoyama
President
Aerospace Company

Jiro Noguchi
Senior Manager
Corporate Planning Department

Masashi Segawa
President
Rolling Stock Company

Shinichi Tamba
President
Consumer Products & Machinery Company

Executive Officers

Shigeru Hamada

Shuji Mihara

Norio Tanaka

Kouyu Itoga

Fumiaki Amae

Kazuhiko Mishima

Masatoshi Ohyama

Shuichi Nose

Tamio Nakano

Hidetsugu Horikawa

Akira Hattori

Satoshi Hasegawa

Yuichi Asano

Shinichi Suzuki

Toru Yamaguchi

Shigeru Murayama

Mitsutoshi Takao

Sosuke Kinouchi

Yoshio Kawamura

Kyohei Matsuoka

Seiji Yamashita

Takeshi Sugawara

(As of June 28, 2006)

Major Consolidated Subsidiaries and Affiliates

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI Group)	Principal Businesses
SHIPBUILDING				
Kawasaki Shipbuilding Corporation	Japan	10,000	100.00	Design, manufacture, sale, and maintenance of commercial and naval vessels and marine application equipment
Nantong Cosco KHI Ship Engineering Co., Ltd.†	China	CNY1,302,200*	50.00	Manufacture and sale of ships
ROLLING STOCK & CONSTRUCTION MACHINERY				
Kawasaki Machine Systems, Ltd. ★ ※	Japan	743	100.00	Sale and repair of construction machinery, gas turbine generators, and industrial robots
Nichijo Manufacturing Co., Ltd.	Japan	120	50.04	Manufacture and sale of snowplows
Fukae Powtec Corporation	Japan	300	100.00	Manufacture and sale of pulverizing equipment, principally generators
Kawasaki Rail Car, Inc.	U.S.A.	US$60,600*	100.00	Engineering, manufacture, sale, and after-sales service of rolling stock in the United States
Kawasaki Construction Machinery Corp. of America	U.S.A.	US$8,000*	100.00	Manufacture and sale of construction machinery in the United States
EarthTechnica Co., Ltd.†	Japan	1,200	50.00	Design, manufacture, and sale of crushers, grinders, sorters, and other equipment
AEROSPACE				
NIPPI Corporation	Japan	6,048	100.00	Manufacture, maintenance, and modification of aircraft and components; manufacture of rocket components, aerospace equipment, targeting systems, nondestructive testing systems, and industrial fans
Kawasaki Helicopter System Ltd.	Japan	200	100.00	Transportation of passengers or cargo by helicopter; maintenance and repair of helicopters and flight training services; research, design, and construction of heliports
Nippi Kosan Co., Ltd.	Japan	120	100.00	Design and supervision of building construction work, sale of herbicidal soil, manufacturing and sale of rust-resistant packaging materials, and insurance agency business
Kawasaki Aeronáutica do Brasil Indústria Ltda.	Brazil	R65,000*	100.00	Assembly of major wing section for Embraer 190/195
GAS TURBINES & MACHINERY				
Kawasaki Thermal Engineering Co., Ltd.	Japan	1,460	83.61	Manufacture, sale, and installation of general-purpose boilers and air-conditioning equipment
Kawasaki Gas Turbine Europe G.m.b.H.	Germany	€766*	100.00	Sales, packaging, installation, after-sales service, and customer training related to gas turbine engines, gas turbine generators, and related machinery
Wuhan Kawasaki Marine Machinery Co., Ltd.	China	1,100	55.00	Manufacture, sale, and after-sales service of Kawasaki-brand azimuth thrusters, side thrusters, and other machinery
Tonfang Kawasaki Air-Conditioning Co., Ltd.†	China	US$9,673,500	50.00	Manufacture, sale, and maintenance of absorption cooling and heating machinery and refrigeration equipment

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI Group)	Principal Businesses
PLANT & INFRASTRUCTURE ENGINEERING				
Kawasaki Plant Systems, Ltd.	Japan	5,000	100.00	Design, manufacture, installation, maintenance, and sale of various types of industrial plants
JP Steel Plantech Co.†	Japan	1,995	24.81	Sale of and engineering services for steelworks plants and equipment
Shanghai Cosco Kawasaki Heavy Industries Steel Structure Co., Ltd.†	China	US$29,800*	45.00	Manufacture and sale of steel structures
CONSUMER PRODUCTS & MACHINERY				
Kawasaki Motors Corporation Japan	Japan	560	100.00	Distribution of motorcycles and Jet Ski® watercraft in Japan
Kawasaki Metal Industries, Ltd.	Japan	350	100.00	Manufacture, processing, and assembly of various steel products
Kawasaki Hydromechanics Corporation	Japan	436	100.00	Manufacture, sale, and installation of hydraulic presses and other hydraulic equipment
Kawasaki Motors Manufacturing Corp., U.S.A.	U.S.A.	US$70,000*	100.00	Manufacture of motorcycles, ATVs, Jet Ski® watercraft, small gasoline engines, industrial robots, and rolling stock
Kawasaki Motors Corp., U.S.A.	U.S.A.	US$65,900*	100.00	Distribution of motorcycles, ATVs, Jet Ski® watercraft, and small gasoline engines in the United States
Kawasaki Motors Finance Corporation	U.S.A.	US$10,000*	100.00	Inventory financing for dealers of Kawasaki Motors Corp., U.S.A.
KM Receivables Corporation	U.S.A.	US$100	100.00	Management of accounts receivable of Kawasaki Motors Finance Corporation
Canadian Kawasaki Motors Inc.	Canada	C$2,000*	100.00	Distribution of motorcycles, ATVs, and Jet Ski® watercraft in Canada
Kawasaki Motors Europe N.V.	Netherlands	€14,093*	100.00	Sole distribution of motorcycles, ATVs, Jet Ski® watercraft, and small gasoline engines in Europe
Kawasaki Motors Pty. Ltd.	Australia	A$2,000*	100.00	Distribution of motorcycles, ATVs, and Jet Ski® watercraft in Australia
P.T. Kawasaki Motor Indonesia	Indonesia	US$20,000*	58.50	Manufacture and distribution of motorcycles in Indonesia
Kawasaki Motors (Phils.) Corporation	Philippines	P101,430*	50.001	Manufacture and distribution of motorcycles in the Philippines
Kawasaki Motors Enterprise (Thailand) Co., Ltd.	Thailand	B1,900,000*	92.63	Manufacture and distribution of motorcycles in Thailand
Kawasaki Robotics (U.S.A.), Inc.	U.S.A.	US$1,000*	100.00	Sale and after-sales service of industrial robots in the United States
Kawasaki Robotics (UK) Ltd.	U.K.	£917*	100.00	Sale and after-sales service of industrial robots in the U.K. and Ireland
Kawasaki Machine Systems Korea, Ltd.	Korea	W1,500**	100.00	Sale and after-sales service of industrial robots and robot systems

Name	Location	Paid-in Capital (Millions of yen, unless otherwise noted)	Equity (% ownership by KHI Group)	Principal Businesses
OTHER				
Kawasaki Precision Machinery Ltd.	Japan	3,000	100.00	Design, manufacture, sale, after-sales service, and maintenance for hydraulic machinery and equipment, electric-powered devices, and control systems
Kawaju Shoji Co., Ltd.	Japan	600	70.00	Trading
Kawasaki Life Corporation	Japan	400	100.00	Administration of Company welfare facilities; real estate sales, leasing, and construction; insurance representation, administration and maintenance, leasing, and provision of loans
Kawasaki Precision Machinery (U.S.A.), Inc.	U.S.A.	US$5,000*	100.00	Manufacture and sale of hydraulic products
Kawasaki Precision Machinery (U.K.) Limited	U.K.	£5,000*	100.00	Manufacture and sale of hydraulic products
Kawasaki Heavy Industries (U.K.) Ltd.	U.K.	£500*	100.00	Sale of KHI products in various countries in Europe (principally the U.K.), the Middle East, and Africa; provision of order intermediation services
Flutek Ltd.	Korea	W1,310**	50.38	Manufacture, sale, and after-sales service for pumps used in construction machinery
Kawasaki Precision Machinery (China) Ltd.	China	150	100.00	Assembly of hydraulic pumps and motors for construction machinery
Kawasaki Safety Service Industries, Ltd.†	Japan	1,708	34.45	Manufacture, sale, and installation of hospital respiration, fire-extinguishing, and medical equipment
Kawasaki Setsubi Kogyo Co., Ltd.†	Japan	1,581	33.87	Design and installation of air-conditioning, heating/cooling, water supply/disposal, and sanitary facilities

* Monetary unit in thousands
** Monetary unit in millions
† Affiliate accounted for using equity method

Partially included in:
● Rolling Stock & Construction Machinery
★ Gas Turbines & Machinery
❊ Consumer Products & Machinery

(As of March 31, 2006)

Network

Kobe Head Office
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan
Phone: 81-78-371-9530
Fax: 81-78-371-9568

Tokyo Head Office
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan
Phone: 81-3-3435-2111
Fax: 81-3-3436-3037

DOMESTIC WORKS

Gifu Works
1, Kawasaki-cho, Kakamigahara,
Gifu 504-8710, Japan
Phone: 81-58-382-5712
Fax: 81-58-382-2981

Nagoya Works 1
3-11, Kusunoki, Yatomi,
Aichi 498-0066, Japan
Phone: 81-567-68-5117
Fax: 81-567-68-5090

Nagoya Works 2
7-4, Kanaoka, Tobishima-mura,
Ama-gun, Aichi 490-1445, Japan
Phone: 81-567-55-0800
Fax: 81-567-55-0803

Kobe Works
1-1, Higashikawasaki-cho 3-chome,
Chuo-ku, Kobe, Hyogo 650-8670, Japan
Phone: 81-78-682-5001
Fax: 81-78-682-5503

Hyogo Works
1-18, Wadayama-dori 2-chome,
Hyogo-ku, Kobe, Hyogo 652-0884, Japan
Phone: 81-78-682-3111
Fax: 81-78-671-5784

Akashi Works
1-1, Kawasaki-cho, Akashi,
Hyogo 673-8666, Japan
Phone: 81-78-921-1301
Fax: 81-78-921-5313

Seishin Works
8-1, Takatsukadai 2-chome,
Nishi-ku, Kobe, Hyogo 651-2271, Japan
Phone: 81-78-992-1911
Fax: 81-78-992-1910

Kakogawa Works
170, Mukohara, Yamanoue, Hiraoka-cho,
Kakogawa, Hyogo 675-0112, Japan
Phone: 81-79-427-0292
Fax: 81-79-427-0556

Banshu Works
2680, Oka, Inami-cho,
Kako-gun, Hyogo 675-1113, Japan
Phone: 81-79-495-1211
Fax: 81-79-495-1226

Harima Works
8, Niijima, Harima-cho,
Kako-gun, Hyogo 675-0155, Japan
Phone: 81-79-435-2131
Fax: 81-79-435-2132

OVERSEAS OFFICES

Seoul Office
c/o Kawasaki Machine Systems Korea, Ltd.
3rd Floor (307), Industrial Complex Support Bldg.,
637, Kojan-Dong, Namdong-Gu,
Incheon, 405-817, Korea
Phone: 82-32-821-6941
Fax: 82-32-821-6947

Beijing Office
Room No. 2602, China World Tower 1,
China World Trade Center,
No. 1, Jian Guo Men Wai Avenue,
Beijing 100004,
People's Republic of China
Phone: 86-10-6505-1350
Fax: 86-10-6505-1351

Shanghai Office
13th Floor, HSBC Tower,
1000, Lujiazui Ring Road,
Pudong New Area,
Shanghai 200120,
People's Republic of China
Phone: 86-21-6841-3377
Fax: 86-21-6841-2266

Taipei Office
15th Floor, Fu-key Bldg.,
99 Jen-Ai Road, Section 2,
Taipei, Taiwan
Phone: 886-2-2322-1752
Fax: 886-2-2322-5009

Bangkok Office
17th Floor, Ramaland Bldg.,
952 Rama 4 Road, Bangrak,
Bangkok 10500, Thailand
Phone: 66-2-632-9511
Fax: 66-2-632-9515

Kuala Lumpur Office
Letter Box No. 162,
6th Floor, UBN Tower,
10 Jalan P. Ramlee 50250,
Kuala Lumpur, Malaysia
Phone: 60-3-2070-5141
Fax: 60-3-2070-5148

Jakarta Office
12th Floor, Skyline Bldg.,
Jl. M.H.Thamrin 9,
Jakarta 10340, Indonesia
Phone: 62-21-314-0737
Fax: 62-21-314-1049

MAJOR SUBSIDIARIES AND AFFILIATES

Kawasaki Shipbuilding Corporation
1-1, Higashikawasaki-cho 3-chome, Chuo-ku,
Kobe, Hyogo 650-8670, Japan
Phone: 81-78-682-5501
Fax: 81-78-682-5514

Sakaide Shipyard
1, Kawasaki-cho, Sakaide,
Kagawa 762-8507, Japan
Phone: 81-877-46-1473
Fax: 81-877-46-7006

Kawasaki Precision Machinery Ltd.
234, Matsumoto, Hazetani-cho, Nishi-ku,
Kobe, Hyogo 651-2239, Japan
Phone: 81-78-991-1133
Fax: 81-78-991-3186

Kawasaki Plant Systems, Ltd.
Kobe Head Office
1-1, Higashikawasaki-cho 3-chome, Chuo-ku,
Kobe, Hyogo 650-8670, Japan
Phone: 81-78-682-5200
Fax: 81-78-682-5574

Tokyo Head Office
11-1, Minamisuna 2-chome, Koto-ku,
Tokyo 136-8588, Japan
Phone: 81-3-3615-5200
Fax: 81-78-5690-3159

Kawasaki Thermal Engineering Co., Ltd.
18-31, Higashinakajima 1-chome,
Higashiyodogawa-ku, Osaka 533-0033, Japan
Phone: 81-6-6325-0300
Fax: 81-6-6325-0301

NIPPI Corporation
3175 Showa-machi, Kanazawa-ku,
Yokohama, Kanagawa 236-8540, Japan
Phone: 81-45-773-5100
Fax: 81-45-773-5101

Kawasaki Heavy Industries (U.S.A.), Inc.
599 Lexington Avenue, Suite 3901,
New York, NY 10022, U.S.A.
Phone: 1-212-759-4950
Fax: 1-212-759-6421

Houston Branch
333 Clay Street, Suite 4310,
Houston, TX 77002-4109, U.S.A.
Phone: 1-713-654-8981
Fax: 1-713-654-8187

Kawasaki Rail Car, Inc.
29 Wells Avenue, Building #4,
Yonkers, NY 10701, U.S.A.
Phone: 1-914-376-4700
Fax: 1-914-376-4779

Kawasaki Robotics (U.S.A.), Inc.
28140 Lakeview Drive,
Wixom, MI 48393, U.S.A.
Phone: 1-248-446-4100
Fax: 1-248-446-4200

Kawasaki Motors Corp., U.S.A.
9950 Jeronimo Road,
Irvine, CA 92618-2084, U.S.A.
Phone: 1-949-770-0400
Fax: 1-949-460-5600

Grand Rapids Office
5080 36th Street S.E.,
Grand Rapids, MI 49512, U.S.A.
Phone: 1-616-949-6500
Fax: 1-616-954-3031

Kawasaki Precision Machinery (U.S.A.), Inc.
5080 36th Street S.E.,
Grand Rapids, MI 49512, U.S.A.
Phone: 1-616-949-6500
Fax: 1-616-975-3103

Kawasaki Motors Manufacturing Corp., U.S.A.
6600 Northwest 27th Street,
Lincoln, NE 68524, U.S.A.
Phone: 1-402-476-6600
Fax: 1-402-476-6672

Maryville Plant
28147 Business Highway 71,
Maryville, MO 64468, U.S.A.
Phone: 1-660-582-5829
Fax: 1-660-582-5826

Kawasaki Construction Machinery Corp. of America
2140 Barrett Park Drive, Suite 101,
Kennesaw, GA 30144, U.S.A.
Phone: 1-770-499-7000
Fax: 1-770-421-6842

Canadian Kawasaki Motors Inc.
25 Lesmill Road, Don Mills,
Toronto, ON M3B 2T3, Canada
Phone: 1-416-445-7775
Fax: 1-416-445-0391

Kawasaki do Brasil Indústria e Comércio Ltda.
Avenida Paulista, 542-6 Andar,
Bela Vista, 01310-000, São Paulo, S.P., Brazil
Phone: 55-11-3289-2388
Fax: 55-11-3289-2788

Kawasaki Heavy Industries (U.K.) Ltd.
4th Floor, 3 St. Helen's Place,
London EC3A 6AB, U.K.
Phone: 44-20-7588-5222
Fax: 44-20-7588-5333

Kawasaki Precision Machinery (U.K.) Limited
Ernesettle Lane, Ernesettle, Plymouth,
Devon PL5 2SA, U.K.
Phone: 44-1752-364394
Fax: 44-1752-364816

Kawasaki Robotics (UK) Ltd.
Units 6 & 7, Easter Court,
Europa Boulevard, Westbrook,
Warrington WA5 7ZB, U.K.
Phone: 44-1925-713000
Fax: 44-1925-713001

Kawasaki Gas Turbine Europe G.m.b.H.
Nehring Strasse 15,
61352 Bad Homburg, Germany
Phone: 49-6172-7363-0
Fax: 49-6172-7363-55

Kawasaki Robotics G.m.b.H.
29 Sperberweg, 41468 Neuss, Germany
Phone: 49-2131-3426-0
Fax: 49-2131-3426-22

Kawasaki Heavy Industries (Europe) B.V.
7th Floor, Riverstaete,
Amsteldijk 166,
1079 LH Amsterdam,
The Netherlands
Phone: 31-20-6446869
Fax: 31-20-6425725

KHI Europe Finance B.V.
Hoekenrode 6,
1102 BR Amsterdam,
The Netherlands
Phone: 31-20-6293800
Fax: 31-20-6294661

Kawasaki Motors Europe N.V.
Opaallaan 1210,
2132 LN Hoofddorp,
The Netherlands
Phone: 31-23-567-0500
Fax: 31-23-563-9884

U.K. Branch
1 Dukes Meadow,
Millboard Road, Bourne End,
Buckinghamshire SL8 5XF, U.K.
Phone: 44-1628-856600
Fax: 44-1628-856799

Germany Branch
Max-Planck-Strasse 26,
61381 Friedrichsdorf, Germany
Phone: 49-6172-7340
Fax: 49-6172-734160

France Branch
Parc d'Activités de la Clef de Saint-Pierre,
Rond-Point de l'Epine des Champs, Bâtiment 1,
78990 Elancourt Cedex, France
Phone: 33-1-30-69-0000
Fax: 33-1-30-69-5001

Italy Branch
Via Meraviglia 31,
20020 Lainate, Italy
Phone: 39-02-9328521
Fax: 39-02-932852-84

Sweden Branch
Häradsvägen 255,
Huddinge, Sweden
Phone: 46-8-464-0200
Fax: 46-8-464-0240

Spain Branch
Calle Plomo 5-7,
Edificio SERTRAM 4,
08038 Barcelona, Spain
Phone: 34-93-223-1460
Fax: 34-93-223-1469

Benelux Branch
t Hofveld 6-C2,
1702 Groot-Bijgaarden,
Brussels, Belgium
Phone: 32-2-481-7820
Fax: 32-2-481-7829

Kawasaki Machine Systems Korea, Ltd.
3rd Floor (307),
Industrial Complex Support Bldg.,
637, Kojan-Dong, Namdong-Gu,
Incheon, 405-817, Korea
Phone: 82-32-821-6941~5
Fax: 82-32-821-6947

Flutek Ltd.
Shin Chon Dong 192-11,
Changwon shi, Kyung Nam, Korea
Phone: 82-55-286-5551
Fax: 82-55-286-5553

Wuhan Kawasaki Marine Machinery Co., Ltd.
No. 43 Wudong Road,
Qingshan, Wuhan,
People's Republic of China
Phone: 86-27-86410132
Fax: 86-27-86410136

Kawasaki Heavy Industries (H.K.) Ltd.
Room 4211–16, Sun Hong Kai Centre,
30 Harbour Road, Wanchai, Hong Kong,
People's Republic of China
Phone: 852-2522-3560
Fax: 852-2845-2905

Kawasaki Motors Enterprise (Thailand) Co., Ltd.
129 Rama 9 Road, Kwaeng Huaykwang,
Khet Huaykwang, Bangkok 10320, Thailand
Phone: 66-2-246-1510
Fax: 66-2-246-1517

KHI Design & Technical Service Inc.
6F The Island Plaza, 105 L.P. Leviste St.,
Salcedo Village, Makati, Metro Manila,
The Philippines
Phone: 63-2-810-9213
Fax: 63-2-816-1222

Kawasaki Motors (Phils.) Corporation
Km. 23 East Service Road,
Bo. Cupang, Alabang, Muntinlupa,
Metro Manila 1771, The Philippines
Phone: 63-2-842-3140
Fax: 63-2-842-2730

Kawasaki Heavy Industries (Singapore) Pte. Ltd.
6 Battery Road, #18-04,
Singapore 049909
Phone: 65-62255133~4
Fax: 65-62249029

P.T. Kawasaki Motor Indonesia
Jl. Perintis Kemerdekaan, Kelapa Gading,
Jakarta Utara 14250, Indonesia
Phone: 62-21-452-3322
Fax: 62-21-452-3566

Kawasaki Motors Pty. Ltd.
Unit Q, 10-16 South Street,
Rydalmere, N.S.W. 2116, Australia
Phone: 61-2-9684-2585
Fax: 61-2-9684-4580

Tiesse Robot S.p.A.
Via Isorella 32,
25010 Visano (Brescia), Italy
Phone: 39-30-9958621
Fax: 39-30-9958677

Kawasaki Precision Machinery (China) Ltd.
Yangshan Industrial Park, 9 Guanshan Rd.,
New District, Suzhou, People's Republic of China
Phone: 86-512-66160365
Fax: 86-512-66160366

Nantong Cosco KHI Ship Engineering Co., Ltd.
117, Linjiang Road, Nantong City,
Jiangsu Province, People's Republic of China
Phone: 86-513-350-0666
Fax: 86-513-351-4349

Tonfang Kawasaki Air-Conditioning Co., Ltd.
21-22F, B Building, Tsinghua Tongfang,
Hi-tech Plaza, No. 1 Wangzhuang Road,
Haidian District, Beijing, People's Republic of China
Phone: 86-010-82378866
Fax: 86-010-62341080

Shanghai Cosco Kawasaki Heavy Industries Steel Structure Co., Ltd.
5198 Hutai Road, Baoshan District,
Shanghai, People's Republic of China
Phone: 86-21-5602-8888
Fax: 86-21-5602-5198

KHITKAN Co., Ltd.
G.K. Land Industrial Park, Moo 4,
Tambon Pluak Daeng,
Amphur Pluak Daeng, Rayong Province 21140,
Thailand
Phone: 66-38-955062~66
Fax: 66-38-955067

(As of August 1, 2006)

Corporate Data

Kawasaki Heavy Industries, Ltd.

Kobe Head Office:
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

Tokyo Head Office:
World Trade Center Bldg.,
4-1, Hamamatsu-cho 2-chome,
Minato-ku, Tokyo 105-6116, Japan

Founded: 1878

Incorporated: 1896

Paid-in Capital: ¥92,084,962,505

Number of Shares Issued: 1,557,714,707 shares

Number of Shareholders: 144,073

Number of Employees: 28,922

Stock Exchange Listings:
Tokyo, Osaka, Nagoya

Newspapers in Which Public Notices Are Made:
The Nihon Keizai Shimbun

Transfer Agent:
The Chuo Mitsui Trust and Banking Company, Limited
33-1, Shiba 3-chome,
Minato-ku, Tokyo 105-8574, Japan

Handling Office:
The Chuo Mitsui Trust and Banking Company, Limited
Osaka Branch Office
2-21, Kitahama 2-chome,
Chuo-ku, Osaka 541-0041, Japan

Independent Auditors:
KPMG AZSA & Co.
Kobe Crystal Tower,
1-3, Higashikawasaki-cho 1-chome,
Chuo-ku, Kobe, Hyogo 650-8680, Japan

ADR Facility:
KHI has a sponsored American Depository Receipt (ADR) facility. ADRs are traded in the over-the-counter (OTC) market in the United States under CUSIP number 486 359 20 1 with each ADR representing four ordinary shares.

ADR Depository
The Bank of New York
101 Barclay St., 22 West,
New York, NY 10286, U.S.A.
Phone: 1-212-815-2042
U.S. Toll Free: 888-269-2377
(888-BNY-ADRS)
http://adrbny.com

KHI Web Site at: http://www.khi.co.jp

(As of March 31, 2006)

Kawasaki

Printed in Japan
ISSN 0287 1793

This annual report is printed on recycled paper with soy ink by waterless printing.

RECEIVED
2006 DEC 14 A 10:35
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANNEX A

List of Documents published between July 1, 2006 and September 30, 2006

A JAPANESE LANGUAGE DOCUMENT

1. Flash financial results of the first quarter (on consolidated and non-consolidated basis) dated July 28, 2006 (Press release)
   (Exhibit 1, Summary English translation attached)

2. Medium-Term Business Plan Global K dated September 7, 2006 (Press release)
   (Exhibit 2, Summary English translation attached)

B ENGLISH LANGUAGE DOCUMENT

3. Annual Report for the year ended March 31, 2006
   (Exhibit 3)

EXHIBIT 1

Kawasaki Report

川崎重工業株式会社 www.khi.co.jp 広報室 (東京) Tel. (03) 3435-2130
(神戸) Tel. (078) 371-9531

NO. 2006033

2006 年 7 月 28 日

平成１９年３月期第１四半期　財務・業績の概況（連結）

川崎重工は、平成 19 年３月期第１四半期（平成 18 年４月１日～平成 18 年６月 30 日）財務・業績の概況について、つぎのとおりお知らせいたします。

連結

（単位　億円）

	当第１四半期 (平成 18 年４月 1 日～平成 18 年６月 30 日)	前第１四半期 (平成 17 年４月 1 日～平成 17 年６月 30 日)	前連結会計年度 (平成 17 年４月 1 日～平成 18 年３月 31 日)
受注高	3,160	2,383	13,516
売上高	3,022	2,640	13,224
営業利益	100	24	417
経常利益	93	36	308
税金等調整前四半期(当期)純利益	93	36	233
四半期(当期)純利益	55	16	164
１株当たり四半期(当期)純利益	3.54 円	1.12 円	11.20 円
総資産	12,672	11,743	12,840
純資産	2,417	1,978	2,375

平成19年３月期 第１四半期 財務・業績の概況 （連結）

平成18年７月28日

上　場　会　社　名　川崎重工業株式会社　　上場取引所 東① 大① 名①

コード番号　7012　(URL http://www.khi.co.jp/)

代　表　者　役職名 取締役社長　氏 名 大橋 忠晴　　本社所在都道府県 兵庫県

問合せ先責任者　役職名 財務経理部長　氏 名 髙尾 光俊

問合せ先窓口　広報室 TEL (03) 3435 - 2130

１．四半期財務情報の作成等に係る事項

①会計処理の方法における簡便な方法の採用の有無　：　有

法人税等の計上基準については、簡便な手続によっております。

②最近連結会計年度からの会計処理方法の変更の有無：　無

③連結及び持分法の適用範囲の異動の有無　：　有

連結子会社数　97社　（新規）１社　（除外）－社

持分法適用関連会社数　19社　（新規）－社　（除外）－社

２．平成19年３月期第１四半期 財務・業績の概況（平成18年４月１日 ～ 平成18年６月30日）

(1)経営成績（連結）の進捗状況　（金額は百万円未満切り捨て）

	売上高		営業利益		経常利益		四半期（当期）純利益	
	百万円	%	百万円	%	百万円	%	百万円	%
19年3月期第1四半期	302,200	14.4	10,058	312.2	9,337	154.9	5,525	239.9
18年3月期第1四半期	264,079	1.1	2,439	359.5	3,663	328.8	1,625	－
（参考）18年3月期	1,322,487		41,794		30,885		16,467	

	１株当たり四半期（当期）純利益	潜在株式調整後１株当たり四半期(当期) 純利益
	円 銭	円 銭
19年3月期第1四半期	3.54	3.19
18年3月期第1四半期	1.12	0.95
（参考）18年3月期	11.20	9.45

（注）売上高、営業利益等におけるパーセント表示は、対前年同四半期増減率です。

[経営成績（連結）の進捗状況に関する定性的情報等]

当第１四半期のわが国経済は、個人消費および企業収益の拡大を背景とした民間設備投資の増加により、景気の拡大基調が鮮明になる中で推移しました。海外においても、米国や中国などを中心に好況が続いており、総じて堅調に推移しました。

このような経営環境の下で、当グループの当第１四半期の連結業績は、受注高が3,160億円、売上高は3,022億円を計上しました。利益については、経常利益が93億円となりました。

(2)財政状態（連結）の変動状況

	総資産	純資産	自己資本比率	1株当たり純資産
	百万円	百万円	%	円 銭
19年3月期第1四半期	1,267,200	241,726	18.6	151.69
18年3月期第1四半期	1,174,350	197,832	16.8	137.15
（参考）18年3月期	1,284,085	237,588	18.5	152.53

[参考]

平成19年３月期の連結業績予想（平成18年４月１日 ～ 平成19年３月31日）

	売上高	経常利益	当期純利益
	百万円	百万円	百万円
中間期	660,000	17,000	11,000
通期	1,390,000	40,000	26,000

（参考） 1株当たり予想当期純利益（通期） 16 円 69 銭

[連結業績予想に関する定性的情報等]

平成19年３月期の業績予想については、これまでのところ概ね計画通り推移しており、前回（４月28日）公表値から変更ありません。

本資料に記載されている業績予想につきましては、現時点で入手可能な情報に基づき判断したものです。従いまして、実際の業績は様々な要因の変化により、記載の予想と異なる結果となることがあります。そのような要因としては、当グループを取り巻く政治・経済情勢、為替相場の変動、及び国内外の各種規制等が挙げられます。

要約連結貸借対照表

（単位　百万円）

科　　目	当第１四半期 (平成18年６月30日現在)	前連結会計年度 (平成18年3月31日現在)	増　減	前第１四半期 (平成17年６月30日現在)
（資産の部）				
Ⅰ 流動資産	898,208	915,899	△ 17,690	819,957
1. 現金及び預金	25,914	37,650	△ 11,735	51,184
2. 受取手形及び売掛金	390,517	422,551	△ 32,033	323,672
3. たな卸資産	403,512	383,016	20,495	368,843
4. その他	81,947	76,510	5,437	80,024
貸倒引当金	△ 3,683	△ 3,829	146	△ 3,768
Ⅱ 固定資産	368,991	368,186	805	354,393
1. 有形固定資産	247,525	246,219	1,306	242,632
2. 無形固定資産	15,306	15,795	△ 488	13,790
3. 投資その他の資産	110,010	110,036	△ 26	103,794
貸倒引当金	△ 3,850	△ 3,865	14	△ 5,823
資産合計	1,267,200	1,284,085	△ 16,884	1,174,350
（負債の部）				
Ⅰ 流動負債	774,662	802,659	△ 27,996	682,119
1. 支払手形及び買掛金	352,725	409,942	△ 57,216	296,069
2. 短期借入金	162,109	133,627	28,481	124,104
3. 前受金	119,103	98,589	20,513	148,131
4. コマーシャルペーパー	2,000	-	2,000	-
5. １年内償還社債	29,118	29,118	-	19,609
6. その他	109,606	131,381	△ 21,774	94,204
Ⅱ 固定負債	250,811	238,330	12,480	289,747
1. 社債及び長期借入金	167,516	157,056	10,459	205,455
2. 退職給付引当金	70,925	69,113	1,812	73,961
3. その他	12,369	12,160	208	10,330
負債合計	1,025,474	1,040,989	△ 15,515	971,866
少数株主持分	-	5,507	-	4,651
（資本の部）				
Ⅰ 資本金	-	92,084	-	81,427
Ⅱ 資本剰余金	-	42,094	-	31,389
Ⅲ 利益剰余金	-	100,775	-	86,527
Ⅳ その他有価証券評価差額金	-	14,097	-	14,105
Ⅴ 為替換算調整勘定	-	△ 11,426	-	△ 15,488
Ⅵ 自己株式	-	△ 38	-	△ 128
資本合計	-	237,588	-	197,832
負債、少数株主持分及び資本合計	-	1,284,085	-	1,174,350
（純資産の部）				
Ⅰ 株主資本	235,704	-	-	-
1. 資本金	92,085	-	-	-
2. 資本剰余金	42,095	-	-	-
3. 利益剰余金	101,568	-	-	-
4. 自己株式	△ 45	-	-	-
Ⅱ 評価・換算差額等	563	-	-	-
1. その他有価証券評価差額金	12,437	-	-	-
2. 繰延ヘッジ損益	△ 679	-	-	-
3. 為替換算調整勘定	△ 11,194	-	-	-
Ⅲ 少数株主持分	5,458	-	-	-
純資産合計	241,726	-	-	-
負債・純資産合計	1,267,200	-	-	-

要約連結損益計算書

(単位　百万円)

科目	当第1四半期 (平成18年4月1日から平成18年6月30日まで)	前第1四半期 (平成17年4月1日から平成17年6月30日まで)	比較増減	前連結会計年度 (平成17年4月1日から平成18年3月31日まで)
Ⅰ 売上高	302,200	264,079	38,121	1,322,487
Ⅱ 売上原価	261,050	232,157	28,892	1,148,547
売上総利益	41,150	31,922	9,228	173,940
Ⅲ 販売費及び一般管理費	31,091	29,482	1,609	132,145
営業利益	10,058	2,439	7,619	41,794
Ⅳ 営業外収益	2,890	4,383	△ 1,492	11,119
1. 受取利息及び受取配当金	(1,131)	(1,225)	(△ 94)	(3,225)
2. 持分法による投資利益	(701)	(316)	(384)	(-)
3. その他	(1,058)	(2,841)	(△ 1,782)	(7,894)
Ⅴ 営業外費用	3,612	3,160	452	22,029
1. 支払利息	(1,585)	(1,449)	(136)	(5,377)
2. 持分法による投資損失	(-)	(-)	(-)	(196)
3. その他	(2,026)	(1,711)	(315)	(16,455)
経常利益	9,337	3,663	5,674	30,885
Ⅵ 特別利益	-	-	-	13,177
Ⅶ 特別損失	-	-	-	20,762
税金等調整前四半期（当期）純利益	9,337	3,663	5,674	23,300
法人税、住民税及び事業税	3,795	2,042	1,752	24,147
法人税等調整額	-	-	-	△ 17,842
少数株主利益又は少数株主損失（△）	16	△ 5	21	528
四半期（当期）純利益	5,525	1,625	3,899	16,467

連結株主資本等変動計算書

当第１四半期（平成18年４月１日から平成18年６月30日まで）　　（単位　百万円）

	株主資本				
	資本金	資本剰余金	利益剰余金	自己株式	株主資本合計
平成18年３月31日残高	92,084	42,094	100,775	△38	234,917
当四半期の変動額					
新株の発行	0	0			1
剰余金の配当			△4,672		△4,672
役員賞与			△13		△13
四半期純利益			5,525		5,525
自己株式の取得				△7	△7
自己株式の処分		0		0	0
その他			△46		△46
当四半期の変動額合計	0	1	792	△7	787
平成18年６月30日残高	92,085	42,095	101,568	△45	235,704

	評価・換算差額等				少数株主持分	純資産合計
	その他有価証券評価差額金	繰延ヘッジ損益	為替換算調整勘定	評価・換算差額等合計		
平成18年３月31日残高	14,097	－	△11,426	2,671	5,507	243,096
当四半期の変動額						
新株の発行				－		1
剰余金の配当				－		△4,672
役員賞与				－		△13
四半期純利益				－		5,525
自己株式の取得				－		△7
自己株式の処分				－		0
その他	△1,659	△679	232	△2,107	△49	△2,203
当四半期の変動額合計	△1,659	△679	232	△2,107	△49	△1,369
平成18年６月30日残高	12,437	△679	△11,194	563	5,458	241,726

〈参考〉

事業の種類別セグメント
受注・販売および営業損益の状況(連結)

＜受 注 高＞

(単位　百万円)

事業の種類別セグメント	当第1四半期(平成18年4月1日から平成18年6月30日まで)		前第1四半期(平成17年4月1日から平成17年6月30日まで)		前連結会計年度(平成17年4月1日から平成18年3月31日まで)	
	金　額	構成比%	金　額	構成比%	金　額	構成比%
船　　舶	23,948	7.5	23,491	9.8	128,322	9.4
車　　両	51,167	16.1	8,674	3.6	203,165	15.0
航空宇宙	27,706	8.7	18,401	7.7	229,257	16.9
ガスタービン・機械	35,857	11.3	62,033	26.0	188,068	13.9
プラント・環境・鉄構	31,395	9.9	13,231	5.5	97,331	7.2
汎用機	106,692	33.7	84,280	35.3	366,960	27.1
その他	39,252	12.4	28,275	11.8	138,525	10.2
合　　計	316,021	100.0	238,388	100.0	1,351,630	100.0

(注) 汎用機事業については主として見込み生産を行っていることから、受注高は売上高と同額として表示しております。

＜売 上 高＞

(単位　百万円)

事業の種類別セグメント	当第1四半期(平成18年4月1日から平成18年6月30日まで)		前第1四半期(平成17年4月1日から平成17年6月30日まで)		前連結会計年度(平成17年4月1日から平成18年3月31日まで)	
	金　額	構成比%	金　額	構成比%	金　額	構成比%
船　　舶	16,389	5.4	25,856	9.7	109,696	8.2
車　　両	40,958	13.5	31,216	11.8	168,305	12.7
航空宇宙	40,755	13.4	35,567	13.4	218,532	16.5
ガスタービン・機械	39,064	12.9	32,915	12.4	161,431	12.2
プラント・環境・鉄構	24,261	8.0	26,606	10.0	164,506	12.4
汎用機	106,692	35.3	84,280	31.9	366,960	27.7
その他	34,079	11.2	27,636	10.4	133,054	10.0
合　　計	302,200	100.0	264,079	100.0	1,322,487	100.0

(注) 売上高は外部顧客に対する売上高です。

＜営業損益＞

(単位　百万円)

事業の種類別セグメント	当第1四半期(平成18年4月1日から平成18年6月30日まで)	前第1四半期(平成17年4月1日から平成17年6月30日まで)	前連結会計年度(平成17年4月1日から平成18年3月31日まで)
	金　額	金　額	金　額
船　　舶	△ 2,227	331	△ 1,707
車　　両	2,943	228	8,803
航空宇宙	588	1,767	9,700
ガスタービン・機械	1,947	47	6,804
プラント・環境・鉄構	△ 992	△ 4,983	△ 8,494
汎用機	5,628	3,203	19,899
その他	2,171	1,844	6,787
合　　計	10,058	2,439	41,794

(注) 営業損益のセグメント間精算額は「その他」に含めて表示しております。

July 28, 2006
(Consolidated)

KAWASAKI HEAVY INDUSTRIES, LTD. AND CONSOLIDATED SUBSIDIARIES
FLASH CONSOLIDATED FINANCIAL RESULTS OF THE FIRST QUARTER (Unaudited)

For three months ended June 30, 2006 and 2005 and one year ended March 31, 2006

Operating results

	Millions of yen			Thousands of U.S. dollars
	Three months ended Jun. 30, 2006	Three months ended Jun. 30, 2005	**% Change**	*Three months ended Jun. 30, 2006*
Net sales	**¥ 302,200**	¥ 264,080	**+14%**	*$ 2,622,353*
Operating income	**10,058**	2,440	**+312%**	*87,278*
Net income	**5,525**	1,625	**+240%**	*47,943*
Net income per share (Yen)	**3.5**	1.1		

Financial condition

	Millions of yen / Thousands of U.S. dollars		
	Total assets	Shareholders' equity	Ratio of shareholders' equity to total assets
As of June 30, 2006	**¥ 1,267,200**	**¥ 241,726**	**19%**
As of March 31, 2006	1,284,085	237,588	19%
As of June 30, 2006	*$ 10,996,181*	*$ 2,097,587*	–

	Yen / U.S. dollars	Thousand shares
	Shareholders' equity less minority interests per share	Number of shares issued and outstanding
As of June 30, 2006	¥ 151.7	**1,557,492**
As of March 31, 2006	152.5	1,557,507
As of June 30, 2006	*$ 1.32*	–

Fiscal year forecast

	Millions of yen	
	Net sales	Net income
One year ending March 31, 2007	¥ 1,390,000	¥ 26,000

Notes : 1. This "FLASH CONSOLIDATED FINANCIAL RESULTS" and following financial statements have been prepared in conformity with generally accepted accounting principles and practices in Japan.

2. All US$ amounts in these statements represent the arithmetical results of translating Japanese yen to U.S. dollars on the basis of ¥115.24=$1, the rate prevailing as of June 30, 2006, solely for the convenience of the readers.

3. Effective April 1, 2006, Kawasaki Heavy Industries, Ltd. and its consolidated subsidiaries adopted a new accounting standard for "Statement of Changes in Net Assets" issued by the Accounting Standards Board of Japan. As a result of adopting the standard, "Minority interests" and "Gains/losses on hedging items" are presented in Shareholders' equity.

Condensed Consolidated Balance Sheets

As of June 30 and March 31, 2006

	Millions of yen		Thousands of U.S. dollars
	As of Jun. 30, 2006	As of Mar. 31, 2006	As of Jun. 30, 2006
Assets :			
Current assets :			
Cash on hand and in banks	¥ 25,914	¥ 37,650	$ 224,869
Receivables, less allowance	404,079	438,204	3,506,412
Inventories	403,512	383,017	3,501,492
Other current assets	64,703	57,028	561,465
Total current assets	898,208	915,899	7,794,238
Investments and long-term loans less allowance :	75,676	76,757	656,681
Net property, plant and equipment :	247,527	246,219	2,147,927
Intangible and other assets :	45,789	45,210	397,335
Total assets	¥ 1,267,200	¥ 1,284,085	$ 10,996,181
Liabilities and shareholders' equity :			
Current liabilities :			
Short-term borrowings and current portion of long-term debt	¥ 193,227	¥ 162,746	$ 1,676,735
Trade payables	352,725	409,942	3,060,786
Advances from customers	119,103	98,590	1,033,521
Other current liabilities	109,608	131,381	951,129
Total current liabilities	774,663	802,659	6,722,171
Long-term liabilities :			
Long-term debt, less current portion	167,516	157,057	1,453,627
Others	83,295	81,273	722,796
Total long-term liabilities	250,811	238,330	2,176,423
Minority interests	-	5,508	-
Shareholders' equity :			
Common stock	92,085	92,085	799,071
Capital surplus	42,095	42,094	365,281
Retained earnings	101,569	100,776	881,369
Treasury stock	(45)	(38)	(390)
Net unrealized gains on securities	12,437	14,097	107,922
Gains/losses on hedging items	(679)	-	(5,892)
Foreign currency translation adjustments	(11,194)	(11,426)	(97,136)
Minority interests	5,458	-	47,362
Total shareholders' equity	241,726	237,588	2,097,587
Total liabilities and shareholders' equity	¥ 1,267,200	¥ 1,284,085	$ 10,996,181

Condensed Consolidated Statements of Operations

For three months ended June 30, 2006 and 2005

	Millions of yen			Thousands of U.S. dollars
	Theree months ended Jun. 30, 2006	Three months ended Jun. 30, 2005	% Change	Theree months ended Jun. 30, 2006
Net sales	¥ 302,200	¥ 264,080	+14%	$ 2,622,353
Cost of sales	261,050	232,158		2,265,273
Gross profit	41,150	31,922		357,080
Selling, general and administrative expenses	31,092	29,482		269,802
Operating income	10,058	2,440	+312%	87,278
Other income (expenses) :				
Interest and dividend income	1,131	1,226		9,814
Equity in income of unconsolidated subsidiaries and affiliates	701	316		6,082
Interest expense	(1,585)	(1,449)		(13,753)
Other, net	(968)	1,130		(8,399)
Income before income taxes and minority interests	9,337	3,663	+155%	81,022
Income taxes	(3,795)	(2,043)		(32,931)
Minority interests in net loss (income) of consolidated subsidiaries	(17)	5		(148)
Net income	¥ 5,525	¥ 1,625	+240%	$ 47,943

Net sales, orders and operating income (loss) by industry segment

For three months ended June 30, 2006 and 2005

	Millions of yen					Thousands of U.S. dollars
	Three months ended Jun. 30, 2006		Three months ended Jun. 30, 2005		**% Change**	*Three months ended Jun. 30, 2006*
Net sales :						
Shipbuilding	**¥ 16,389**	***(5%)***	¥ 25,856	*(10%)*	**-37%**	*$ 142,216*
Rolling Stock & Construction Machinery	**40,958**	***(14%)***	31,216	*(12%)*	**+31%**	*355,415*
Aerospace	**40,756**	***(13%)***	35,568	*(14%)*	**+15%**	*353,662*
Gas Turbines & Machinery	**39,064**	***(13%)***	32,915	*(12%)*	**+19%**	*338,979*
Plant & Infrastructure Engineering	**24,261**	***(8%)***	26,607	*(10%)*	**-9%**	*210,526*
Consumer products & Machinery	**106,692**	***(35%)***	84,281	*(32%)*	**+27%**	*925,824*
Other	**34,080**	***(12%)***	27,637	*(10%)*	**23%**	*295,731*
Total	**¥ 302,200**	***(100%)***	¥ 264,080	*(100%)*	**+14%**	*$ 2,622,353*

	Millions of yen					Thousands of U.S. dollars
	Three months ended Jun. 30, 2006		Three months ended Jun. 30, 2005		**% Change**	*Three months ended Jun. 30, 2006*
Orders :						
Shipbuilding	**¥ 23,949**	***(8%)***	¥ 23,492	*(10%)*	**+2%**	*$ 207,818*
Rolling Stock & Construction Machinery	**51,168**	***(16%)***	8,674	*(4%)*	**+490%**	*444,013*
Aerospace	**27,706**	***(9%)***	18,402	*(8%)*	**+51%**	*240,420*
Gas Turbines & Machinery	**35,858**	***(11%)***	62,033	*(26%)*	**-42%**	*311,159*
Plant & Infrastructure Engineering	**31,395**	***(10%)***	13,231	*(6%)*	**+137%**	*272,431*
Consumer products & Machinery	**106,692**	***(34%)***	84,281	*(35%)*	**+27%**	*925,824*
Other	**39,253**	***(12%)***	28,276	*(11%)*	**+39%**	*340,620*
Total	**¥ 316,021**	***(100%)***	¥ 238,389	*(100%)*	**+33%**	*$ 2,742,285*

	Millions of yen		Thousands of U.S. dollars
	Three months ended Jun. 30, 2006	Three months ended Jun. 30, 2005	*Three months ended Jun. 30, 2006*
Operating income (loss) :			
Shipbuilding	**¥ (2,227)**	¥ 332	*$ (19,324)*
Rolling Stock & Construction Machinery	**2,943**	229	*25,538*
Aerospace	**588**	1,768	*5,102*
Gas Turbines & Machinery	**1,947**	48	*16,895*
Plant & Infrastructure Engineering	**(992)**	(4,984)	*(8,608)*
Consumer products & Machinery	**5,628**	3,203	*48,837*
Other	**2,171**	1,844	*18,838*
Total	**¥ 10,058**	¥ 2,440	*$ 87,278*

Kawasaki Report

川崎重工業株式会社　www.khi.co.jp　広報室（東京）Tel.（03）3435-2130
（神戸）Tel.（078）371-9531

NO. 2006046　　2006年9月7日

各位

会社名　川崎重工業株式会社
代表者名　取締役社長　大橋　忠晴
（コード番号 7012　東京①　大阪①　名古屋①）
問合せ先　広報室
室長　渡辺　健治
（TEL. 03-3435-2130）

中期経営計画『Global K』

"Global Kawasaki" ― The Next Exciting Stage

川崎重工は、2006年度を初年度とし2010年度を最終年度とする中期経営計画『Global K』を策定いたしました。前中期経営計画『K21』における戦略・施策の推進を通して経営の安定化を実現してきましたが、『Global K』はそれをさらに発展させるべく、当社グループおよび各事業領域の10年後のビジョンをまず策定し、そのビジョンに向かって成長するための前半期間として策定したものです。なお、本中計は、中間時点の2008年度に必要な見直しを行うこととしています。

1．企業ビジョン

「世界の人々の豊かな生活と地球環境の未来に貢献する"Global Kawasaki"」

高度な技術力により、陸・海・空の輸送システムとエネルギー・環境分野を中心に、世界の人々の豊かな生活と地球環境の未来に貢献するグローバル・リーディングカンパニーとなる。

2．基本目標

「質主・量従」「選択と集中」「非価格競争力の強化」を経営の基本とし、中計期間中に収益力の高いグローバル企業へ飛躍する。

①持続的成長サイクルの確立へ向けた改革の継続
②２１世紀企業"Global Kawasaki"を目指した着実な成長
③顧客の信頼に基づく強固なカワサキブランドの構築
④ＣＳＲ推進体制の強化による企業品質の向上

３．計画の骨子

（１） 各事業の１０年後の姿

・車　　両：世界最高水準の技術と品質を確立した、世界トップクラスの鉄道車両システムメーカー
・航空宇宙：日本の航空宇宙業界におけるリーディングカンパニーであり、確固とした国際競争力を有する航空機メーカー
・GT・機械：輸送用機器・エネルギー分野において、世界トップレベルの技術力を有する原動機メーカー
・汎 用 機：ハイクオリティ・ハイパフォーマンス分野で、トップレベルのブランドを構築したレジャービークル及びエンジンメーカー
・ｴﾈﾙｷﾞｰ・環境：優れた独自技術により、世界をリードするエネルギー・環境エンジニアリング企業
・ロボット：高機能・多機能分野において、要素技術・システム化技術で世界をリードする産業用ロボットメーカー
・船　　舶：最高水準の技術力と、中国の生産拠点を活用した、市場環境の変動に強い世界トップ水準の収益力を備えた造船会社
・油圧機器：技術と品質で世界のトップ４社に伍する油圧機器メーカー

（2）選択と集中

① 事業の位置付け

＜４本の柱＞車両、航空宇宙、ガスタービン・機械、汎用機
川崎重工ｸﾞﾙｰﾌﾟの収益の柱となる中核事業として、グローバルに事業展開する。

＜育成事業＞エネルギー･環境
Ｍ＆Ａや組織の組替えを含め、新たな川崎重工ｸﾞﾙｰﾌﾟの収益の柱として育成する。

＜自立事業＞ロボット、船舶、油圧機器
それぞれの事業分野において独自の地位を確立し､安定的な利益を確保する。

② ＢＵ・製品の位置付け

・ 事業ポートフォリオ上の位置づけを、強み（競合状況、技術力等）、収益性向上の可能性等を勘案して明確化し、選択と集中を徹底する。
・ 「重点事業」､「育成事業」､「安定収益事業」､「要改革事業」の４つに分類し､「重点事業」および「育成事業」に経営資源を傾斜配分する。
・ 「要改革事業」に位置づけた事業については、市場環境、収益性向上の可能性および戦略的価値の観点から中期的な事業の意義・あり方を見極め、今後事業方針を決定する。

（３）経営資源計画

重点・育成事業を中心に積極的な経営資源の投入を行い、将来の成長を確実なものとする。

① 設備投資計画

５年間で３，０００億円（６００億円／年）の設備投資を行う。
過去３年間の平均（４７０億円／年）を年１３０億円上回る。

② 研究開発計画

５年間で２，０００億円（４００億円／年）の研究開発投資を行う。
過去３年間の平均（２７０億円／年）を年１３０億円上回る。

③ “人財”計画

定年退職の増加に対応するとともに、成長戦略に沿った事業計画の実現を図るため、５年間で５，０００人（約１，０００人／年）の採用を積極的に行い、２０１０年度末の在籍人員を３１，０００人とする。
（２００５年度末比２，０００人増）

（４）重点施策

①技術力の強化

利益の源泉は技術力にあるとの基本に立ち返り、「技術開発力」「生産技術力」「知的財産戦略」において一層の強化策を推進する。

②マーケット志向の発想・行動様式の定着

利益は市場（マーケット）からもたらされるとの意識付けを徹底し、事業運営の各プロセスにおいてすべての発想･行動がマーケットを基点としたものになるよう、マーケット志向の定着化（非価格競争力の強化）を推進する。

③グローバル展開の加速

将来の成長に向けて、販売、製造･調達、パートナーとの協業など、あらゆる面においてグローバル展開を加速する。

④新製品・新事業の創出・育成

中計期間を通して、世の中から必要とされる新たなフロンティアにチャレンジし、次世代の中核事業を育成する。

⑤グループ経営力の強化

効率性や機動性といったカンパニー制の利点を維持しつつ、本社の全社戦略立案機能ならびにグループ経営統括機能を強化し、グループ全体として求心力を高め、部分最適と全体最適の調和を図る。
また、「小さく強く速い」本社を構築するとともに、関係会社事業の選別強化を行う。

⑥ＣＳＲの推進

「内部統制の強化・ｺﾝﾌﾟﾗｲｱﾝｽの徹底」「経営の透明性の向上」「リスクマネジメントの強化」「地球環境にやさしい事業運営」等を中心にＣＳＲ活動の推進を行い、経営の品質を高める。

4．数量目標

本中計期間中に、ROIC（資本効率）の向上とあわせ、売上高経常利益率の向上を実現する。

●収益力の強化
●財務体質の強化 → ・ROIC（資本効率）の向上 （14%）
・売上高経常利益率の向上
（経常利益 900 億円、経常利益率 5.8%）
・財務目標：D／E レシオ 100%以下（05 年度：135%）
自己資本比率 30%以上（05 年度： 19%）

(注) ROIC：投下資本利益率＝（税引前利益＋支払利息）÷投下資本
D／Eレシオ＝有利子負債残高÷自己資本

（億円）

	2005年度（実績）	2006年度（見通し）	2008年度	2010年度
売上高	13,224	13,900	13,500	15,600
営業利益	417	540	650	1,000
	(2.3%)	(2.9%)	(4.1%)	(5.8%)
経常利益	308	400	550	900
ROIC	5.1%	8.0%	10%	14%
前提為替レート	108.3円/$	110円/$	105円/$	105円/$

*退職給付債務の会計基準変更時差異（約 130 億円/年）が 2009 年度に償却完了

● 株主利益還元
・収益力の向上に即して順次増配を実施する。
・数量目標の達成状況、および事業展開を勘案しながら、中長期的な連結配当性向目標を 30%に置く。

以上

Kawasaki

Medium-Term Business Plan Global K
"Global Kawasaki" — The Next Exciting Stage

Tokyo, Sep. 7, 2006—Kawasaki Heavy Industries, Ltd. (KHI) today issued its new medium-term business plan, Global K, covering the period from FY2006, ending March 31, 2007, to FY2010. In this plan, the Company aims to further enhance strategies and measures set in the previous K21 Medium-Term Business Plan, under which it established a stable earnings structure. Having decided on its corporate vision and what each business should be 10 years in the future, KHI has set the Global K plan to guide the next five years, with a view to achieving its vision. The plan will be reviewed at its halfway point in FY2008, reflecting its progress.

1. Corporate Vision:

Enriching lifestyles and helping safeguard the environment:
Global Kawasaki

KHI aims to become a leading global enterprise that enriches lifestyles and helps safeguard the environment through its businesses, which encompass land, sea, and air transportation systems, and the energy and environmental engineering sectors.

2. Basic Objectives:

The Company should leap forward to become a highly profitable, globally recognized enterprise during the period of the Global K plan by implementing the principal management policies of "Quality Followed by Quantity," selectivity and concentration, and stronger non-price competitiveness.

(1) Implement ongoing reforms to establish a sustainable growth cycle.

(2) Achieve steady growth in keeping with the Global Kawasaki vision.

(3) Build a solid Kawasaki brand by leveraging consumer trust.

(4) Reinforce CSR organization to enhance Corporate Quality.

3. Gist of the Plan:

(1) What Each Business Should be 10 Years in the Future:

- Rolling Stock: a world-class maker of rolling stock systems that draw on top technologies and quality
- Aerospace: a leader in Japan's aerospace industry, with solid competitiveness internationally in aircraft manufacturing
- Gas Turbines & Machinery: a prime mover manufacturer with world-class technologies in the transportation equipment and energy fields
- Consumer Products & Machinery: a leisure vehicle and engine manufacturer with a top brand recognized for high quality and high performance
- Energy & Environmental Engineering: a global leader in energy and environmental engineering with a reputation built on superb, proprietary

technologies

- Industrial Robots: a world-leading industrial robot manufacturer with a reputation built on key and systems technologies for high-performance and multifunctional robots
- Shipbuilding: a shipbuilder with world-class profitability that draws on advanced technologies and Chinese production sites to withstand market swings
- Industrial Hydraulic Products: one of the world's top five hydraulic equipment makers, with outstanding technologies and product quality

(2) Selectivity and Concentration:

1) Positioning of the Businesses

- Four Core Businesses: Rolling Stock, Aerospace, Gas Turbines & Machinery, and Consumer Products & Machinery—should be operating globally as earnings drivers of the KHI Group.
- Developing Business: Energy & Environmental Engineering—should be nurtured as a new earnings driver of the Group by implementing various measures including reorganization of the business and M&A.
- Self-sufficient Businesses: Industrial Robots, Shipbuilding, and Industrial Hydraulic Products—should be established as a specialist in each business field and secure stable earnings.

2) Positioning of Business Units/Products

- Accelerate selectivity and concentration of BUs/products judging from their competitive, technological and other advantages, and the possibility of improving profitability.
- Classify BUs/products into four categories: Priority businesses, developing businesses, businesses with stable earnings, and businesses requiring structural reform. Priority businesses and developing businesses will receive weighted management resources.
- Policies for the businesses requiring structural reform will be decided after examining their importance and positioning in the medium term vis-a-vis their market environment, the possibility of profitability improvement, and strategic value for the KHI Group.

(3) Plans for Allocation of Management Resources:

1) Capital investment plan

- Invest ¥300 billion over five years, or ¥60 billion annually.
- Invest ¥13 billion more annually than the average annual cost base for the past three years, which was ¥47 billion.

2) R&D investment plan

- Invest ¥200 billion over five years, or ¥40 billion annually.
- Invest ¥13 billion more annually than the average annual cost base for the past three years.

3) Personnel plan

To compensate for the increased number of employees at mandatory retirement age and to meet the Company's expansion plans:

- Hire 5,000 people over five years, or 1,000 people annually.
- Increase employee numbers to 31,000 at FY2010 year-end, an increase of 2,000 from FY2005 year-end.

(4) Priority Initiatives:

1) Strengthen technological capabilities

With renewed awareness that technology is a key source of earnings, reinforce technological development capabilities, production technology capabilities, and intellectual asset strategies.

2) Encourage market-oriented thinking and action

Become more market-focused to strengthen non-price competitiveness. Keep in mind that profits are generated from the market. All thinking and action in all processes of business operations should stem from the market.

3) Accelerate global business development

Aimed at future growth, accelerate global business development in sales, production and procurement, and cooperate with partner companies.

4) Create and cultivate new products and businesses

Cultivate next-generation core businesses throughout the Global K period by overhauling technologies and creating new businesses fulfilling high-priority social needs.

5) Strengthen Group management capabilities

While maintaining the advantages of the internal company system of management efficiency and flexibility, reinforce Companywide strategy development and Group management/oversight functions at headquarters aimed at increasing the centripetal force of the KHI Group and harmonizing the optimization of the Company's individual parts and the Group as a whole.
Create a smaller, stronger and more agile headquarters, and selectively reinforce the operations of subsidiaries and affiliates.

6) Promote CSR

Improving management quality by promoting CSR

- Enhance internal control systems and compliance
- Increase management transparency
- Strengthen risk management capabilities
- Endorse environment-friendly business operations

4. Quantitative Targets:

During the period of the Global K plan, the KHI Group should improve ROIC and the ratio of recurring profit to sales.

◆ Strengthen profitability ◆ Reinforce financial position	⇒	◆ Before-tax ROIC:14% ◆ The ratio of recurring profit to sales: 5.8% (Recurring profit: ¥90 billion) ◆ Debt-to-equity ratio: 100% or less (FY2005 actual: 135%) ◆ Equity ratio: 30% or more (FY2005 actual: 19%)

Notes

Recurring profit: the sum of operating income, net interest income (expenses), dividend income, and other non-operating but recurring items.

Before-tax ROIC: earnings before interest and taxes (EBIT) divided by invested capital.

Debt-to-equity ratio: ratio of interest-bearing debts against total shareholders' equity.

(Billion yen)

	FY2005 (actual)	FY2006 (forecast)	FY2008	FY2010
Net sales	1,322.4	1,390.0	1,350.0	1,560.0
Operating income	41.7	54.0	65.0	100.0
Recurring profit	30.8	40.0	55.0	90.0
Ratio of recurring profit to sales	2.3%	2.9%	4.1%	5.8%
Before-tax ROIC	5.1%	8.0%	10%	14%
Foreign exchange rates	¥108.3 /US$	¥110 /US$	¥105 /US$	¥105 /US$

Note

Actual differences stemming from a change in accounting for retirement benefits and severance costs (approx. ¥13 billion) will be completely amortized in FY2009.

- Shareholder returns
  - Gradually increase dividends in line with improved profitability.
  - Medium- to long-term target of payout ratio: 30%, based on financial projections and the progress of businesses in the plan.

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